UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 12 February 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



MEDIA RELEASE

Quarter and year ended
31 December 2014

Reviewed Condensed
Consolidated Results

Strong operational performance generates US$54 million cash flow

JOHANNESBURG. 12 February 2015, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings for the December 2014 quarter of US$17 million compared with US$23 million for the September 2014 quarter and US$14 million for the December 2013 quarter. Net losses for the December 2014 quarter of US$26 million compared with net earnings of US$19 million for the September 2014 quarter and net losses of US$491 million for the December 2013 quarter.

A final dividend of 20 SA cents per share (gross) is payable on 9 March 2015, giving a total dividend for the year ended December 2014 of 40 SA cents per share (gross).

Salient features

- **US$1,023** per ounce
  All-in-sustaining costs
- **US$1,047** per ounce
  All-in-costs
- **556,000** ounces of attributable gold production
- **US$54m** cash flow from operating activities*
- **9 per cent** free cash flow margin

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Over the past two years, Gold Fields has undergone a significant transformation that has positioned it to operate successfully in the current low gold price environment. This strategy continues to deliver sound results.

For the sixth consecutive quarter, the Group has generated positive cash flow from operating activities* with US$54 million generated in the December 2014 quarter, despite the 7 per cent lower average gold price during the quarter.

In 2014, the Group generated cash flow from operating activities of US$235 million despite the 10 per cent decrease in the gold price during the year. The robust international portfolio continues to perform well, underpinning the 2014 financial performance. Unfortunately, South Deep remains challenging and the planned build-up for 2015 will not be achieved. However, we believe that 2014 was the low-point for the mine and expect consistent improvement through 2015 and beyond.

Highlights for the December 2014 quarter:

- Zero fatalities;
- Strong performance from the international operations, with Granny Smith and Cerro Corona being the standout performers;
- A further improvement in the balance sheet, with an additional US$45 million net debt reduction. Net debt to EBITDA ratio now stands at 1.30;
- A final dividend of 20 SA cents per share declared; and
- A slower than expected build-up at South Deep with a renewed focus on reducing cash burn and moving closer to breakeven.

Highlights for fiscal 2014:

- 10 per cent increase in attributable production to 2.2 million ounces;
- Million ounces produced by Australia;
- 12 per cent reduction in AIC to US$1,087/oz;
- 16 per cent reduction in net debt to US$1,453 million; and
- Non-core asset disposals.

** Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations*

South Deep – Focusing on getting the basics right

Gold production for the quarter increased by 16 per cent to 1,508kg (48,500oz), mainly as a result of the resumption of full production after the ground support programme was completed during the September quarter. However, production for the full year was severely impacted by this four-month remediation programme, reducing by 34 per cent to 6,237kg (200,500oz) in 2014.

A number of issues that arose during 2014 highlighted the numerous challenges facing the mine. These included the ground support remediation programme and a skills deficit in mechanised mining practices, as previously indicated. In view of these issues Gold Fields has decided to take a step back to get the basics right and set the foundation to unlock the long-term value inherent in the asset.

Management retains full confidence in the orebody and the world-class infrastructure in place to successfully exploit this orebody. Many of the challenges faced by the mine are related to the shortage of mechanised mining skills in South Africa and our competition with other players for these limited skills. We now have put in place a strong senior management team in South Africa with South African mechanised mining experience, headed by Nico Muller as EVP for the South Africa Region. In addition, we have retained a small part of the Australian team brought in at the beginning of the 2014 to assist with ongoing training and skills transfer.

Key focus areas for South Deep are:
- Upgrading skills of operators and associated maintenance crews in the trackless sections;
- Improving fleet management;
- Improving underground working conditions; and
- Optimising the installation of support.

Unfortunately, there are no quick fixes and providing more equipment, capital and people on its own will not solve the challenges at the mine. The right sizing of the mine last year with a reduction in personnel and equipment thus remains an important building block for future sustainability and improvement. The South Deep project, with an estimated life of 70-years plus, is pioneering mechanised gold mining in South Africa on the scale not previously envisaged and hurdles can be expected; setting it up for long-term sustainable delivery will require more time than we had originally anticipated.

Gold Fields will give the newly appointed team the time to get the basics right and determine the way forward for the mine. The knock-on effects of the stoppage last year will have a material impact on 2015 but we nonetheless forecast a 15 per cent increase in production to approximately 230,000oz this year. We expect the efforts of the new team to start to come through in 2016, when we forecast South Deep to move to a breakeven position, assuming current Rand gold prices.

Australia – Full benefits of the Yilgarn South deal shine through

The Australian region had another strong quarter, achieving a free cash flow margin of 20 per cent. Production for the quarter was 260,000oz (down 3 per cent), with AIC of A$1,089/oz (US$930/oz) (up 2 per cent). At St Ives, production increased by 5 per cent to 93,000oz mainly due to higher grade open pit material mined and processed. Production at Agnew/Lawlers was largely unchanged at 73,200oz. Darlot was negatively impacted by lower tonnes processed and lower grades mined, resulting in a 30 per cent reduction in gold produced to 15,500oz. At Granny Smith, gold production decreased by 8 per cent to 78,500oz due to lower volumes mined and processed as well as lower grades.

Calendar 2014 was the first full year of the inclusion of the Yilgarn South assets (acquired from Barrick Gold in October 2013), with the region achieving 1,031,000oz, at an AIC of A$1,124/oz (US$1,015/oz). Granny Smith was the star performer in the region, producing 315,200oz at an AIC of A$896/oz (US$809/oz). On the other hand, St Ives was negatively impacted by the closure of the Argo mine and a lower underground head-grade, which resulted in production decreasing by 10 per cent to 361,700oz. Darlot remains in a challenging position, but achieved its targets for the year. Agnew/Lawlers performed well for the year with 270,700oz at an AIC of A$1,096/oz (US$990/oz).

During 2015, there will be a further increase in exploration spending at the Australian operations, with particular focus at St Ives. In addition to exploration activities aimed at extending the mine's Mineral Reserves and Resources with a focus on the Invincible, Invincible South and Incredible areas, greenfields exploration outside these possible extensions will also be increased. The main target areas include the Eastern Corridor, SW Dome, Speedway Corridor and Kambalda West. We expect to spend approximately A$80 million on brownfields exploration across the region in 2015, compared with A$62 million in 2014.

On 12 December 2014, we advised the market that, together with another major resources company, we had filed an appeal in respect of aspects of the decision of the Federal Court handed down in the Ngadju native title matter. It is anticipated that the appeal will take place later in the year.

South America – Consistent performance

Cerro Corona continues to be the jewel in the crown, with equivalent gold production stable at 84,600oz for the quarter, in line with the previous quarter. AIC per ounce of gold increased from US$245 per ounce to US$468 per ounce mainly due to higher net operating cost. AIC per equivalent ounce decreased from US$718/oz to US$682/oz, due to the increase in equivalent ounces sold. The mine achieved a free cash flow margin of 32 per cent in the quarter and 37 per cent for the full year. For the full year, gold equivalent production increased by 3 per cent to 326,600oz, at an AIC of US$316/oz or US$702/oz when expressed on an equivalent ounce basis.

Favourable results from early exploration work at Salares Norte in Chile during 2014 have warranted additional drilling in 2015. The approved exploration budget for 2015 is US$24 million.

West Africa – Turnaround at Damang sustained through 2014

Production and AIC from the West African region were similar to the September 2014 quarter at 180,900oz and US$1,126/oz, respectively. The success of the turnaround at Damang is evidenced by the December quarter results, with production increasing 12 per cent to 47,800oz, mainly due to higher tonnes processed. Consequently, AIC decreased by 13 per cent to US$1,082/oz. At Tarkwa, gold production decreased by 4 per cent to 133,100oz, due to lower ounces from the heap leach operations and a lower yield. AIC increased by 4 per cent to US$1,142/oz as a result of the lower output and higher capital expenditure, partially offset by the lower operating costs.

For the year, total managed production from the region decreased by 6 per cent to 736,000oz. Production from Damang improved by 16 per cent to 177,800oz in 2014 mainly due to the implementation of the recovery plan and a higher head grade mined, in line with improved mining discipline. At Tarkwa, production decreased by 12 per cent to 558,300oz primarily as a result of the closure of the heap leach facilities.

Further improvement in the balance sheet

Net debt decreased from US$1,498 million at the end of September 2014 to US$1,453 million at the end of December 2014, which resulted in a lower net debt to EBITDA ratio of 1.30. The further US$45 million reduction in the quarter, takes total net debt reduction over the year to US$282 million. An additional encouraging indicator is that the net debt as a percentage of enterprise value** decreased to 29 per cent at the end of December 2014, compared with 41 per cent at the end of December 2013.

Effect of oil prices on All-in Costs (AIC)

For Gold Fields, the impact of the lower oil price is not as meaningful as would be expected (especially in the short-term). This is because in Ghana and Peru fuel price stability strategies are followed by Government and short term variations in prices are not always passed onto consumers and industry. The Australian operations entered into a hedge at a base price of US$99.10 per barrel of Brent crude on 10 September 2014. On 26 November 2014, an additional hedge at a base price of US$78.45 per barrel of Brent crude was entered into. This resulted in 100 per cent of diesel requirements for the March 2015 quarter and 75 per cent of diesel requirements for the remaining 9 months (April to December) 2015 for Australia being hedged. All other things being equal – i.e. assuming no fuel price stabilisation strategy and no hedges – the impact of a decrease of US$10 per barrel of Brent crude on AIC is a reduction of US$18/oz for Ghana, A$6/oz (US$5/oz) for Australia and US$7/oz for Peru.

Power

In South Africa, South Deep has elected to be on a load curtailment schedule, and will not be subjected to load shedding. Under Eskom Stage 1 and 2 emergencies, the mine is required to reduce its load by 10 per cent for the duration of the emergency. Thus far, South Deep has only been subject to Stage 1 and 2 emergencies. We expect minimal impact on production due to the excess hoisting and plant capacity at the mine. In the event of moving to a Stage 3 emergency, the mine would have to reduce its load by 20 per cent for the duration of the emergency.

The Ghanaian mines have been affected by load shedding of up to 25 per cent. These disruptions have been accommodated through the use of standby Gensets.

2015 guidance

Attributable equivalent gold production for the Group for 2015 is forecast at around 2.2 million ounces. All-in sustaining costs are forecast at US$1,055/oz and total all-in cost at US$1,075/oz. Capital expenditure for the year has been set at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC. Notwithstanding continuous inflation in labour and power costs, which make up approximately 60 per cent of the Group's costs, the 2015 guidance for AISC at US$1,055/oz and AIC at US$1,075/oz is forecast to be lower than that achieved in 2014. The exchange rate assumptions for guidance were US$1=R11.50 and A$1=US$0.80.

*** Enterprise value is defined as market capitalisation plus net debt*

Stock data			NYSE – (GFI)	
Number of shares in issue			Range – Quarter	US$3.15 – US$4.55
– at end December 2014	771,416,491		Average Volume – Quarter	5,844,217 shares/day
– average for the quarter	770,519,087		**JSE Limited – (GFI)**	
Free Float	100 per cent			
ADR Ratio	1:1		Range – Quarter	ZAR35.99 – ZAR52.93
Bloomberg/Reuters	GFISJ/GFLJ.J		Average Volume – Quarter	2,360,551 shares/day

Key Statistics*		UNITED STATES DOLLARS				
		Quarter			Year ended	
		December 2014	September 2014	December 2013	December 2014	December 2013
Gold produced	oz (000)	**556**	559	598	**2,219**	2,022
Tonnes milled/treated	000	**8,286**	8,246	10,080	**33,513**	38,255
Revenue	$/oz	**1,179**	1,265	1,265	**1,249**	1,386
Operating costs	$/tonne	**49**	51	48	**50**	44
Operating profit	$m	**303**	285	312	**1,191**	1,240
All-in sustaining costs#	$/oz	**1,023**	1,074	1,054	**1,053**	1,202
Total all-in cost#	$/oz	**1,047**	1,096	1,095	**1,087**	1,312
Net (loss)/earnings	$m	**(26)**	19	(491)	**13**	(584)
Net (loss)/earnings	US c.p.s.	**(3)**	3	(66)	**2**	(79)
Headline (loss)/earnings	$m	**(10)**	14	(23)	**27**	(71)
Headline (loss)/earnings	US c.p.s.	**(1)**	2	(3)	**4**	(10)
Normalised earnings	$m	**17**	23	14	**85**	58
Normalised earnings	US c.p.s.	**2**	3	2	**11**	8

* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production from continuing operations.
# As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 26 and 27.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8 per cent of Group production.
Figures may not add as they are rounded independently.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of exploration and development activities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of work stoppages related to health and safety incidents;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
- changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

Safety

The Group's fatality injury frequency rate for the December quarter is zero. The rate for the year is 0.06. The total recordable injury frequency rate (TRIFR)[1] for the Group for the December quarter was 4.90 compared with 3.09^ in the September quarter. This significant increase in TRIFR was as a result of ten South Deep employees being treated for overexposure to diesel fumes. This related to the failure of a diesel column clamp which has since been remediated. The rate for 2014 was 4.04.

[1] Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the December quarter. (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the re-treatment.

^TRIFR for the September quarter was restated due to a reclassification of injuries.

Quarter ended 31 December 2014 compared with quarter ended 30 September 2014

Revenue

Attributable equivalent gold production decreased marginally from 559,000 ounces in the September quarter to 556,000 ounces in the December quarter. This decrease was mainly due to lower production at Granny Smith, Darlot and Tarkwa, partially offset by higher production at South Deep, Damang and St Ives.

Gold production at South Deep in South Africa, increased by 16 per cent from 1,298 kilograms (41,700 ounces) to 1,508 kilograms (48,500 ounces) as a result of regaining momentum after completion of the ground support programme during the September quarter.

Attributable gold production at the West African operations decreased marginally from 163,800 ounces in the September quarter to 162,800 ounces in the December quarter. Attributable equivalent gold production at Cerro Corona in Peru was similar at 84,100 ounces. Gold production at the Australian operations decreased by 3 per cent from 268,800 ounces in the September quarter to 260,200 ounces in the December quarter mainly due to lower production at Granny Smith and Darlot, partially offset by higher production at St Ives and Agnew/Lawlers.

At the South Africa region, production at South Deep increased by 16 per cent from 1,298 kilograms (41,700 ounces) in the September quarter to 1,508 kilograms (48,500 ounces) in the December quarter mainly as a result of regaining momentum after completion of the ground support programme during the September quarter.

At the West Africa region, managed gold production at Tarkwa decreased by 4 per cent from 139,200 ounces in the September quarter to 133,100 ounces in the December quarter due to lower ounces from the heap leach operations as well as lower yield. At Damang, managed gold production increased by 12 per cent from 42,800 ounces in the September quarter to 47,800 ounces in the December quarter mainly due to higher tonnes processed.

At the South America region, total managed gold equivalent production at Cerro Corona was similar at 84,600 ounces.

At the Australia region, St Ives' gold production increased by 5 per cent from 88,700 ounces in the September quarter to 93,000 ounces in the December quarter mainly due to higher grade open pit material mined and processed. At Agnew/Lawlers, gold production increased by 1 per cent from 72,200 ounces in the September quarter to 73,200 ounces in the December quarter mainly due to an increase in tonnes processed. At Darlot, gold production decreased by 30 per cent from 22,300 ounces in the September quarter to 15,500 ounces in the December quarter mainly due to lower tonnes processed and lower grades mined. At Granny Smith, gold production decreased by 8 per cent from 85,600 ounces in the September quarter to 78,500 ounces in the December quarter due to lower volumes mined and processed as well as lower grades.

The average quarterly US dollar gold price achieved by the Group decreased by 7 per cent from US$1,265 per equivalent ounce in the September quarter to US$1,179 per equivalent ounce in the December quarter. The average rand gold price decreased by 2 per cent from R441,520 per kilogram to R432,290 per kilogram. The average US dollar gold price for the Ghanaian operations decreased by 6 per cent from US$1,281 per ounce in the September quarter to US$1,203 per ounce in the December quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 7 per cent from US$1,119 per equivalent ounce in the September quarter to US$1,046 per equivalent ounce in the December quarter. The average Australian dollar gold price increased by 3 per cent from A$1,381 per ounce to A$1,417 per ounce. The average US dollar/Rand exchange rate weakened by 4 per cent from R10.71 in the September quarter to R11.18 in the December quarter. The average Australian/US dollar exchange rate weakened by 8 per cent from A$1.00 = US$0.93 to A$1.00 = US$0.86.

Revenue increased by 1 per cent from US$699 million in the September quarter to US$708 million in the December quarter due to higher gold sold, partially offset by the lower gold price achieved. Equivalent gold sold increased by 9 per cent from 552,800 ounces in the September quarter to 600,500 ounces in the December quarter. This was due to 50,600 additional equivalent ounces sold at Cerro Corona in

the December quarter compared with the September quarter, as a result of delays in the shipping schedule at the Salaverry port in Peru in the September quarter.

Operating costs

Net operating costs decreased by 2 per cent from US$414 million in the September quarter to US$405 million in the December quarter.

At the South Africa region, net operating costs at South Deep decreased by 3 per cent from R637 million (US$59 million) in the September quarter to R618 million (US$55 million) in the December quarter. This was mainly due to good cost control.

At the West Africa region, net operating costs decreased by 6 per cent from US$145 million in the September quarter to US$136 million in the December quarter. This decrease in net operating costs was mainly due to the lower operational tonnes mined and treated at Tarkwa.

At the South America region, net operating costs at Cerro Corona increased by 111 per cent from US$27 million in the September quarter to US$57 million in the December quarter mainly due to a US$13 million drawdown of concentrate at the end of the December quarter compared with a US$10 million build-up at the end of the September quarter. The build-up of concentrate inventory at the end of the September quarter was due to delays in the shipping schedule at the Salaverry port.

At the Australia region, net operating costs decreased by 7 per cent from A$198 million (US$184 million) in the September quarter to A$184 million (US$157 million) in the December quarter mainly due to a build-up of gold-in-process at St Ives, partially offset by a drawdown at Agnew/Lawlers.

Operating profit

Operating profit for the Group increased by 6 per cent from US$285 million in the September quarter to US$303 million in the December quarter due to the increase in revenue and the lower net operating costs.

Amortisation

Amortisation for the Group increased by 14 per cent from US$151 million in the September quarter to US$172 million in the December quarter. This was mainly at St Ives due to increased production and higher amortisation rates at the open pits.

Other

Net interest paid for the Group was similar at US$20 million. Interest paid of US$27 million was partially offset by interest received of US$1 million and interest capitalised of US$6 million in the December quarter. This compared with interest paid of US$26 million, partially offset by interest received of US$1 million and interest capitalised of US$6 million in the September quarter.

The share of equity accounted earnings after taxation for the Group of US$1 million in the December quarter compared with a loss of US$1 million in the September quarter. This mainly related to the ongoing study and evaluation costs of US$1 million at the Far Southeast project (FSE), offset by a profit of US$2 million on the share of results of the Group's interest in Bezant Resources PLC.

The gain on foreign exchange of US$1 million in the December quarter compared with US$6 million in the September quarter. These gains on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$11 million in the December quarter compared with US$nil in the September quarter and related to the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014.

Share-based payments for the Group decreased from US$6 million in the September quarter to US$4 million in the December quarter due to a higher forfeiture adjustment in the December quarter. Long-term employee benefits decreased from US$3 million in the September quarter to US$2 million in the December quarter and related to the long-term incentive scheme introduced this year. The lower benefits were due to fair value adjustments. Together, the two schemes decreased from US$9 million to US$6 million.

Other costs for the Group increased from US$10 million in the September quarter to US$16 million in the December quarter, mainly due to increased investment in social development in Cerro Corona.

Exploration and project costs

Exploration and project costs increased from US$8 million in the September quarter to US$12 million in the September quarter mainly due to higher expenditure at Salares Norte.

Non-recurring items

Non-recurring expenses increased from US$12 million in the September quarter to US$50 million in the December quarter. The non-recurring expenses in the December quarter included:

- An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11 million (US$10 million) at Agnew and A$11 million (US$10 million) at St Ives;
- Scrapping of redundant trackless equipment at South Deep (R91 million/US$8 million);
- Impairment of various investments of US$11 million including: Rand Refinery loan (US$3 million/R32 million), Rand Refinery investment (US$1 million/R13 million), APP (US$3 million), Bezant (US$2 million) and Aurigin (US$2 million);
- Retrenchment costs across the Group of US$6 million including US$2 million at South Deep and US$3 million at Tarkwa and Damang;
- Scrapping of assets at Agnew (A$3 million/US$3 million) and St Ives (A$1 million/US$1 million); and
- Loss on sale of an excavator at Tarkwa (US$3 million).

This was partially offset by the profit on the sale of Robust Resources of US$2 million.

The non-recurring expenses in the September quarter included retrenchment costs of US$16 million and other sundry items of US$1 million, partially offset by the profit on the sale of Chucapaca of US$5 million. The retrenchment

costs were incurred mainly at South Deep (R122 million (US$11 million)) and St Ives (A$2 million (US$3 million)), where 539 and 59 employees, respectively, took voluntary separation packages during the September quarter.

Royalties

Government royalties for the Group were similar at US$21 million.

Taxation

The taxation charge for the Group of US$22 million in the December quarter compared with US$38 million in the September quarter. The decrease in the December quarter was mainly due to a deferred tax credit as a result of the appreciation of the Peruvian Nuevo Sol against the US dollar over the December quarter.

Earnings

Net loss attributable to owners of the parent of US$26 million or US$0.03 per share in the December quarter compared with a net profit of US$19 million or US$0.03 per share in the September quarter.

Headline losses of US$10 million or US$0.01 per share in the December quarter compared with headline earnings of US$14 million or US$0.02 per share in the September quarter.

Normalised earnings of US$17 million or US$0.02 per share in the December quarter compared with US$23 million or US$0.03 per share in the September quarter

Cash flow

Cash inflow from operating activities of US$225 million in the December quarter compared with US$206 million in the September quarter, mainly due to a bigger release of working capital in the December quarter.

Cash outflow from investing activities increased from US$62 million in the September quarter to US$169 million in the December quarter. This was mainly due to an increase in capital expenditure from US$144 million in the September quarter to US$170 million in the December quarter. The September quarter included proceeds from the disposal of Chucapaca of US$81 million.

Cash inflow from operating activities less net capital expenditure and environmental payments amounted to US$54 million in the December quarter compared with US$63 million in the September quarter. The US$54 million in the December quarter comprised: US$83 million generated by the eight mining operations, less US$20 million of interest paid (this excludes any interest paid by the mines), US$7 million for exploration (this excludes any mine based brownfields exploration which is included in the US$83 million above) and US$2 million on non-mine based costs. The US$63 million in the September quarter comprised: US$91 million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$6 million for exploration (this excludes any mine based brownfields exploration which is included in the US$91 million above) and US$nil on non-mine based costs.

In the South Africa region at South Deep, capital expenditure increased from R191 million (US$18 million) in the September quarter to R328 million (US$30 million) in the December quarter. The majority of this expenditure was on high density accommodation upgrades, new fleet purchases and development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure increased from US$45 million to US$53 million. Tarkwa increased from US$42 million to US$52 million with expenditure mainly incurred on pre-stripping, mining fleet, the tailings storage facility and CIL optimisation project. Capital expenditure at Damang decreased from US$3 million to US$2 million with the majority of the expenditure on the tailings storage facility.

In the South America region at Cerro Corona, capital expenditure was similar at US$12 million. The majority of the expenditure was on an additional raise of the tailings storage facility.

At the Australia region, capital expenditure increased from A$75 million (US$69 million) in the September quarter to A$86 million (US$74 million) in the December quarter. At St Ives, capital expenditure decreased from A$29 million (US$27 million) in the September quarter to A$28 million (US$24 million) in the December quarter, with expenditure mainly on additional exploration and development and dewatering of Invincible open pit. At Agnew/Lawlers, capital expenditure increased from A$21 million (US$19 million) to A$27 million (US$23 million) mainly due to additional exploration at both the New Holland and Waroonga complexes and development toward the Fitzroy, Bengal and Hastings ore bodies. At Darlot, capital expenditure decreased from A$5 million (US$5 million) to A$4 million (US$3 million) and at Granny Smith, capital expenditure increased from A$19 million (US$18 million) in the September quarter to A$27 million (US$24 million) in the December quarter. The increased capital expenditure at Granny Smith included a new gravity circuit, a replacement underground loader and pumping infrastructure for the underground mine.

Net cash outflow from financing activities of US$28 million in the December quarter compared with US$27 million in the September quarter and related to net loans raised and paid. The outflow in the December quarter related to net repayments on rand borrowings loans of R547 million (US$51 million), partially offset by an inflow of offshore dollar loans of US$23 million.

The net cash inflow for the Group of US$28 million in the December quarter compared with an inflow US$103 million in the September quarter. After accounting for a negative translation adjustment of US$16 million on non-US dollar cash balances, the cash inflow for the December quarter was US$12 million. As a result, the cash balance increased from US$446 million at the end of September to US$458 million at the end of December.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member companies to develop definitions for "all-in sustaining costs" and "total all-in cost". These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The "all-in sustaining costs" incorporate costs related to sustaining current production. The "total all-in cost" includes additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed tables on page 26 to page 29 of this report.

The Group all-in sustaining costs decreased by 5 per cent from US$1,074 per ounce in the September quarter to US$1,023 per ounce in the December quarter mainly due to the higher gold sold and higher by-product credits, partially offset by the higher sustaining capital expenditure and lower gold inventory credit to costs. Total all-in cost decreased by 4 per cent from US$1,096 per ounce in the September quarter to US$1,047 per ounce in the December quarter for the same reasons as all-in sustaining costs and lower exploration, feasibility and evaluation costs, partially offset by the higher non-sustaining capital expenditure.

In the South Africa region, at South Deep, all-in sustaining costs per kilogram decreased by 4 per cent from R616,306 per kilogram (US$1,790 per ounce) to R589,565 per kilogram (US$1,640 per ounce) due to the higher gold sold and lower operating costs, partially offset by higher sustaining capital expenditure. The total all-in cost decreased by 2 per cent from R658,383 per kilogram (US$1,912 per ounce) to R642,948 per kilogram (US$1,789 per ounce) due to the same reasons as for all-in sustaining costs partially offset by non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost per ounce decreased marginally from US$1,131 per ounce in the September quarter to US$1,126 per ounce in the December quarter mainly due to lower operating costs, partially offset by higher capital expenditure and lower gold sold.

At the South America region, all-in sustaining costs and total all-in cost per ounce increased by 91 per cent from US$245 per ounce to US$468 per ounce. This was mainly due to higher operating costs and an inventory charge to costs, partially offset by an increase in by-product credits and higher gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 5 per cent from US$718 per equivalent ounce to US$682 per equivalent ounce.

At the Australia region, all-in sustaining costs and total all-in cost per ounce increased by 2 per cent from A$1,065 per ounce (US$990 per ounce) in the September quarter to A$1,089 per ounce (US$930 per ounce) in the December quarter mainly due to higher capital expenditure and lower gold sold, partially offset by the higher gold inventory credit and lower operating costs.

Free cash flow margin

The Group has shifted focus from principally ounces of gold in production to cash generation, reflecting our new goal of a Group 15 per cent free cash flow margin at a gold price of US$1,300 per ounce. The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the December quarter is calculated as follows:

December 2014	US$'m	US$/oz
Revenue*	657.7	1,208
Less: Cash outflow	(601.4)	1,105
AIC	(570.2)	1,047
Adjusted for		
Share-based payments (as non-cash)	3.7	7
Long-term employee benefits	1.9	3
Exploration, feasibility and evaluation costs outside of existing operations	4.5	8
Tax paid (excluding royalties)	(41.3)	76
Free cash flow**	56.3	103
FCF margin	9%	
Gold sold only – 000'ounces	544.5	

*   *Revenue from income statement at US$708.0 million less revenue from by-products in AIC at US$50.4 million equals US$657.7 million.*

** *Free cash flow does not agree with cash flows from operating activities in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.*

The Group achieved a FCF margin of 9 per cent in the December quarter at a gold price of US$1,179 per ounce compared with 12 per cent in the September quarter at a gold price of US$1,265 per ounce.

The lower FCF margin in the December quarter was mainly due to the lower gold price and higher tax paid.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,498 million at the end of September to US$1,453 million at the end of December, a US$45 million decrease.

Net debt/EBITDA

The net debt/EBITDA ratio at the end of the December quarter was 1.30 calculated on the actual results for the 2014 financial year.

Net debt as percentage of enterprise value*

31 December 2014

Based on the share price of US$4.53 as at 31 December 2014, the market capitalisation of Gold Fields Limited was US$3.51 billion. Net debt was US$1.45 billion resulting in an enterprise value of US$4.96 billion. Net debt as a percentage of enterprise value was 29 per cent.

31 December 2013

Based on the share price of US$3.20 as at 31 December 2013, the market capitalisation was US$2.47 billion. Net debt was US$1.74 billion resulting in enterprise value of US$4.21 billion. Net debt as a percentage of enterprise value was 41 per cent.

*   *Enterprise value is defined as market capitalisation plus net debt.*

South Africa region

South Deep project

		Dec 2014	Sept 2014
Gold produced	- 000'oz	48.5	41.7
	- kg	1,508	1,298
Yield – underground reef	- g/t	4.86	5.52
All-in sustaining costs	- R/kg	589,565	616,306
	- US$/oz	1,640	1,790
Total all-in cost	- R/kg	642,948	658,383
	- US$/oz	1,789	1,912

Gold production increased by 16 per cent from 1,298 kilograms (41,700 ounces) in the September quarter to 1,508 kilograms (48,500 ounces) in the December quarter. This was mainly as a result of regaining momentum after the ground support programme was completed during the September quarter.

The implementation of fit for purpose mechanised mining processes is ongoing. Most of the major repairs on equipment have been completed and the majority of the equipment is back in production. Receipt of new fleet has started with delivery of all ordered equipment scheduled to be completed during the March 2015 quarter. Equipment that has been delivered is being deployed as scheduled and the remaining equipment will be deployed as it arrives on the mine.

Total tonnes milled increased by 60 per cent from 247,000 tonnes in the September quarter to 394,000 tonnes in the December quarter. Total tonnes milled included 28,000 tonnes of underground waste mining and 57,000 tonnes of surface tailings material. The treatment of the surface material was necessitated to sustain the backfill requirement as the mine has started to fill historical open stopes in addition to normal mining requirements. Underground reef yield decreased by 12 per cent from 5.52 grams per tonne to 4.86 grams per tonne. This was due to mining of lower grade areas as a result of geological structure intersections in 3W and South, mining of which was completed subsequent to quarter end. In addition, lower grade ramping to connect mining areas on various elevations as part of the long term strategy to improve flexibility and tonnage handling was prioritised during the December quarter. The plant recovery factor consequently regressed from 97.0 per cent to 95.7 per cent.

Development increased by 22 per cent from 1,110 metres in the September quarter to 1,358 metres in the December quarter mainly due to the completion of the secondary support programme. No new mine capital development (phase one, sub 95 level) was done during the December quarter. Vertical development decreased from 20 metres in the September quarter to 3 metres in the December quarter. Development in the current mine areas above 95 level increased from 1,090 metres to 1,355 metres. Destress mining increased from 3,392 square metres in the September quarter to 10,700 square metres in the December quarter due to the opening up of the mining areas after completion of the secondary support programme.

During the December quarter, the current mine (95 level and above) contributed 71 per cent of the ore tonnes and the new mine (below 95 level) contributed 29 per cent. The long-hole stoping method accounted for 25 per cent of total ore tonnes mined.

Operating costs decreased by 3 per cent from R637 million (US$59 million) in the September quarter to R618 million (US$55 million) in the December quarter. This was mainly due to cost optimisation initiatives. Labour costs were lower due to a voluntary separation process which was completed in the September quarter. The downsizing of the fleet resulted in the realisation of lower maintenance, consumables and contractor costs.

Operating profit of R37 million (US$3 million) in the December quarter compared with an operating loss of R63 million (US$6 million) in the September quarter. This was mainly due to the higher gold sales and lower operating costs.

Capital expenditure increased from R191 million (US$18 million) to R328 million (US$30 million) mainly due to the delivery of mining fleet in the December quarter.

All-in sustaining costs decreased from R616,306 per kilogram (US$1,790 per ounce) in the September quarter to R589,565 per kilogram (US$1,640 per ounce) in the December quarter due to the higher gold sold and lower operating costs, partially offset by the higher sustaining capital expenditure.

Total all-in cost decreased from R658,383 per kilogram (US$1,912 per ounce) in the September quarter to R642,948 per kilogram (US$1,789 per ounce) in the December quarter. This was due to the same reasons as for all-in sustaining costs, partially offset by the higher non-sustaining capital expenditure.

Sustaining capital expenditure increased from R137 million (US$13 million) in the September quarter to R250 million (US$22 million) in the December quarter and non-sustaining capital expenditure increased from R54 million (US$5 million) to R78 million (US$7 million).

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 7,100 kilograms (228,000 ounces)
- All-in sustaining costs ~ R520,000 per kilogram (US$1,400 per ounce)
- Total all-in cost ~ R545,000 per kilogram (US$1,470 per ounce)

West Africa region

Ghana

Tarkwa

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**133.1**	139.2
Yield — heap leach*	- g/t	**-**	-
— CIL plant	- g/t	**1.20**	1.22
— combined	- g/t	**1.20**	1.22
All-in sustaining costs	- US$/oz	**1,142**	1,096
Total all-in cost	- US$/oz	**1,142**	1,096

* Heap leach produced 2,500 ounces in the December quarter (5,500 ounces in the September quarter), rinsed from inventory.

Gold production decreased by 4 per cent from 139,200 ounces in the September quarter to 133,100 ounces in the December quarter due to lower ounces from the heap leach operations as well as lower yield.

Total tonnes mined, including capital stripping, increased from 19.8 million tonnes in the September quarter to 22.2 million tonnes in the December quarter mainly due to improved availability of drill rigs. Drill performance improved significantly in the December quarter due to the implementation of business improvement initiatives. Ore tonnes mined decreased from 3.5 million tonnes to 3.0 million tonnes. Operational waste tonnes mined decreased from 9.5 million tonnes to 7.6 million tonnes and capital waste tonnes mined increased from 6.8 million tonnes to 11.6 million tonnes. Head grade mined decreased from 1.33 grams per tonne to 1.31 grams per tonne. The strip ratio increased from 4.6 to 6.3.

The CIL plant throughput decreased marginally from 3.40 million tonnes in the September quarter to 3.38 million tonnes in the December quarter following the regulated power load shedding. Realised yield from the CIL plant decreased from 1.22 grams per tonne to 1.20 grams per tonne due to lower head grades delivered. The CIL plant production decreased from 133,700 ounces in the September quarter to 130,600 ounces in the December quarter due to decreased throughput and head grade.

The North heap leach section was discontinued in the March quarter with 192,000 tonnes stacked in that quarter. Gold production from heap leach operations decreased from 5,500 ounces being rinsed in the September quarter to 2,500 ounces being rinsed in the December quarter.

Net operating costs, including gold-in-process movements, decreased from US$97 million in the September quarter to US$89 million in the December quarter due to lower operational tonnes mined and treated.

Operating profit decreased from US$82 million in the September quarter to US$71 million in the December quarter as a result of the lower gold sold and the lower gold price, partially offset by the lower net operating costs.

Capital expenditure increased from US$42 million to US$52 million with the majority of expenditure on pre-stripping, mining fleet, the tailings storage facility and CIL optimisation project.

All-in sustaining costs and total all-in cost per ounce increased from US$1,096 per ounce in the September quarter to US$1,142 per ounce in the December quarter due to the lower gold sold and higher capital expenditure, partially offset by the lower operating costs.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 580,000 ounces
- All-in sustaining costs ~ US$1,040 per ounce
- Total all-in cost ~ US$1,040 per ounce

Damang

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**47.8**	42.8
Yield	- g/t	**1.38**	1.42
All-in sustaining costs	- US$/oz	**1,082**	1,245
Total all-in cost	- US$/oz	**1,082**	1,245

Gold production increased by 12 per cent from 42,800 ounces in the September quarter to 47,800 ounces in the December quarter mainly due to higher tonnes processed.

Total tonnes mined, including capital stripping, increased from 4.5 million tonnes in the September quarter to 4.7 million tonnes in the December quarter.

Ore tonnes mined decreased from 1.0 million tonnes to 0.9 million tonnes. Operational waste tonnes mined increased from 3.5 million tonnes in the September quarter to 3.8 million tonnes in the December quarter due to the introduction of an additional excavator to maintain production flexibility in the quarter. Head grade mined increased from 1.36 grams per tonne to 1.43 grams per tonne. The strip ratio increased from 3.5 to 4.1.

Yield decreased from 1.42 grams per tonne to 1.38 grams per tonne due to lower grades processed in the December quarter.

Tonnes processed increased from 0.94 million tonnes in the September quarter to 1.08 million tonnes in the December quarter due to an increase in plant utilisation from 85 per cent in the September quarter to 92 per cent in the December quarter.

Net operating costs, including gold-in-process movements, was similar at US$47 million due to efficient cost control in the December quarter.

Operating profit increased from US$7 million in the September quarter to US$11 million in the December quarter due to the higher gold sold.

Capital expenditure decreased from US$3 million to US$2 million due to timing of expenditure with the majority spent on resource drilling at the Huni and Juno pits and the purchase of an Oxygen plant with the aim of improving metallurgical recoveries and reducing the usage of hydrogen peroxide, which is expected to reduce processing costs per tonne.

All-in sustaining costs and total all-in cost per ounce decreased from US$1,245 per ounce in the September quarter to US$1,082 per ounce in the December quarter due to the higher gold sold and lower capital expenditure.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 180,000 ounces
- All-in sustaining costs ~ US$1,220 per ounce
- Total all-in cost ~ US$1,220 per ounce

South America region

Peru

Cerro Corona

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**41.2**	39.9
Copper produced	- tonnes	**7,866**	8,233
Total equivalent gold produced	- 000' eqoz	**84.6**	84.7
Total equivalent gold sold	- 000' eqoz	**110.9**	60.3
Yield — gold	- g/t	**0.80**	0.77
— copper	- per cent	**0.49**	0.51
— combined	- g/t	**1.58**	1.56
All-in sustaining costs	- US$/oz	**468**	245
Total all-in cost	- US$/oz	**468**	245
AISC per equivalent ounce*	- US$/oz	**682**	718
AIC per equivalent ounce*	- US$/oz	**682**	718
Gold price**	- US$/oz	**1,204**	1,291
Copper price**	- US$/t	**6,654**	7,009

*   Refer to page 26 and 28 for calculations.

** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 3 per cent from 39,900 ounces in the September quarter to 41,200 ounces in the December quarter. Copper production decreased by 4 per cent from 8,233 tonnes to 7,866 tonnes. Equivalent gold production was similar at 84,600 ounces. Gold head grade was similar at 1.13 grams per tonne while copper head grade decreased from 0.59 per cent to 0.57 per cent. The decrease in copper grade in the December quarter was due to sequencing. Gold recoveries increased from 67.9 per cent to 71.1 per cent and copper recoveries were similar at 86.6 per cent.

In the December quarter, concentrate with a payable content of 54,881 ounces of gold was sold at an average price of US$1,289 per ounce and 10,125 tonnes of copper was sold at an average price of US$5,785 per tonne, net of treatment and refining charges. This compared with 27,346 ounces of gold that was sold at an average price of US$1,289 per ounce and 6,045 tonnes of copper that was sold at an average price of US$6,190 per tonne, net of treatment and refining charges in the September quarter. Total equivalent gold sales increased by 84 per cent from 60,300 ounces in the September quarter to 110,900 ounces in the December quarter mainly due to delays in the shipping of concentrate in the September quarter resulting from adverse weather conditions. The concentrate was subsequently shipped in December quarter.

Tonnes mined decreased by 19 per cent from 3.64 million tonnes in the September quarter to 2.96 million tonnes in the December quarter resulting from lower waste mined in order to increase rockfill mined for tailing dam construction. Ore mined decreased from 1.85 million tonnes to 1.62 million tonnes. The strip ratio decreased from 0.97 to 0.83 due to lower waste mined.

Ore processed decreased by 2 per cent from 1.69 million tonnes in the September quarter to 1.66 million tonnes in the December quarter mainly due to a decrease in plant throughput from 809 tonnes per hour in the September quarter to 795 tonnes per hour in the December quarter as a result of harder material treated. Gold yield increased from 0.77 grams per tonne to 0.80 grams per tonne and copper yield decreased from 0.51 per cent to 0.49 per cent.

Net operating costs, including gold-in-process movements, increased from US$27 million in the September quarter to US$57 million in the December quarter. The higher cost was mainly due to a concentrate inventory charge to cost of US$13 million in the December quarter compared with a credit to cost of US$10 million in the September quarter resulting from a pending shipment.

Operating profit increased from US$41 million in the September quarter to US$59 million in the December quarter mainly due to higher gold/copper sold, partially offset by higher net operating costs.

Capital expenditure was similar at US$12 million with the expenditure mainly on the tailings dam construction.

All-in sustaining costs and total all-in cost per ounce increased from US$245 per ounce in the September quarter to US$468 per ounce in the December quarter mainly due to higher operating costs and a gold inventory charge to costs partially offset by an increase in by-product credits and higher gold sold. All-in sustaining costs and total all-in costs per equivalent ounce decreased from US$718 per equivalent ounce to US$682 per equivalent ounce mainly due to higher equivalent gold sold.

Guidance

The estimate for calendar 2015 is as follows:
- Gold equivalents produced ~ 280,000 ounces
- Copper tonnes produced ~ 28,000 tonnes
- All-in sustaining costs ~ US$915 per equivalent ounce
- Total all-in cost ~ US$915 per equivalent ounce
- Copper price ~ US$2.60 per pound
- Gold price ~ US$1,200 per ounce
- Gold only produced ~ 147,000 ounces
- All-in sustaining costs ~ US$800 per ounce
- Total all-in cost ~ US$800 per ounce

Australia region

St Ives

		Dec 2014	Sept 2014
Gold produced	- 000'oz	93.0	88.7
Yield — underground	- g/t	3.78	4.06
— heap leach*	- g/t	-	-
— surface	- g/t	2.08	1.01
— combined	- g/t	2.91	2.31
All-in sustaining costs	- A$/oz	1,023	1,235
	- US$/oz	860	1,149
Total all-in cost	- A$/oz	1,023	1,235
	- US$/oz	860	1,149

Heap leach produced 1,700 ounces, rinsed from inventory (2,700 ounces was rinsed in the September quarter).

Gold production increased by 5 per cent from 88,700 ounces in the September quarter to 93,000 ounces in the December quarter.

At the underground operations, ore mined decreased by 9 per cent from 508,000 tonnes in the September quarter to 464,000 tonnes in the December quarter as a result of reduced tonnes from Cave Rocks operations. The average grade of ore mined increased from 3.97 grams per tonne to 4.12 grams per tonne. The underground yield reduced due to stockpile and gold-in-circuit movements quarter-on-quarter.

At the open pit operations, total ore tonnes mined increased by 113 per cent from 343,000 tonnes at 2.25 grams per tonne mined in the September quarter to 730,000 tonnes at 2.58 grams per tonne mined in the December quarter. The increased mined grade reflects the delivery of Neptune high grade tonnes late in the December quarter. However, the increase in mined grade is not totally reflected in the yield as high grade Neptune ore mined during December was not processed by the end of the quarter due to blending constraints (soft vs hard). The St Ives mill is limited to processing approximately 20 per cent of oxide (soft) material. A total of 402,000 tonnes of oxide material was mined from Neptune Stage 1 during the December quarter at an average grade of 3.91 grams per tonne. However, only 185,000 tonnes of this ore was processed (at an average grade of 4.3 grams per tonne) due to the blending constraint on oxide ore. At the end of the December quarter a stockpile of 217,000 tonnes at a grade of 3.58 grams per tonne remained.

Operational waste tonnes mined increased from 1.2 million tonnes to 1.4 million tonnes. In the December quarter, only 21,600 capital waste tonnes were mined due to the set up and sheeting of causeways and preparatory works at Invincible which is a salt lake based pit. This compared with 3.3 million tonnes of capital waste moved in completing the stripping of the Neptune stage 1 and the Redback pits in the September quarter.

Mining in the Neptune Stage 1 and West Idough pits was completed in the December quarter. Redback will be mined into the March 2015 quarter. Invincible pre-stripping operations will be a major focus for St Ives in the early part of 2015. This major stripping programme is expected to limit open pit ore supply in the March 2015 quarter, with underground ore being supplemented by stockpiled material, including the remaining ore mined from Neptune Stage 1 as referred to above.

Throughput at the Lefroy mill decreased from 1.16 million tonnes to 0.97 million tonnes due to a planned maintenance shutdown in November. Yield increased from 2.31 grams per tonne to 2.91 grams per tonne. Gold production from the Lefroy plant increased from 86,000 ounces in the September quarter to 91,300 ounces in the December quarter mainly due to higher grade open pit material blended with underground ore. Following the cessation of stacking activities at the end of 2012, irrigation of the existing heap leach pad continued and a further 1,700 ounces were produced in the December quarter compared with 2,700 ounces produced in the September quarter. Since cessation of stacking activities, a total of 19,800 ounces have been produced.

Net operating costs, including gold-in-process movements, decreased from A$75 million (US$70 million) in the September quarter to A$61 million (US$51 million) in the December quarter mainly due to a higher inventory credit to cost in the December quarter (A$22 million/US$20 million) compared with the September quarter (A$2 million/US$1 million). This was due to stockpiles of Neptune ore, yet to be processed through the CIL plant.

Operating profit increased from A$48 million (US$45 million) in the September quarter to A$70 million (US$61 million) in the December quarter due to increased gold sales and lower net operating costs.

Capital expenditure decreased marginally from A$29 million (US$27 million) in the September quarter to A$28 million (US$24 million) in the December quarter due to lower pre-stripping in the open pit operations, partially offset by expenditure on the dewatering of Invincible open pit and additional exploration.

All-in sustaining costs and total all-in cost per ounce decreased from A$1,235 per ounce (US$1,149 per ounce) in the September quarter to A$1,023 per ounce (US$860 per ounce) in the December quarter due to the increased gold sold, the higher gold inventory credit to cost and lower capital expenditure.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 350,000 ounces
- All-in sustaining costs ~ A$1,300 per ounce (US$1,040 per ounce)
- Total all-in cost ~ A$1,300 per ounce (US$1,040 per ounce)

Agnew/Lawlers

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**73.2**	72.2
Yield — underground	- g/t	**6.92**	7.02
— surface	- g/t	**-**	-
— combined	- g/t	**6.92**	7.02
All-in sustaining costs	- A$/oz	**1,135**	1,025
	- US$/oz	**979**	953
Total all-in cost	- A$/oz	**1,135**	1,025
	- US$/oz	**979**	953

Gold production increased by 1 per cent from 72,200 ounces in the September quarter to 73,200 ounces in the December quarter.

Ore mined from underground decreased by 5 per cent from 322,700 tonnes in the September quarter to 305,900 tonnes in the December quarter and head grade decreased from 7.91 grams per tonne to 6.49 grams per tonne. The decreased grade reflects the higher grade areas which were mined at both the Waroonga and New Holland mines in the September quarter.

Tonnes processed increased from 320,000 tonnes in the September quarter to 329,000 tonnes in the December quarter. The combined yield decreased from 7.02 grams per tonne to 6.92 grams per tonne reflecting the lower underground grades, partially offset by a drawdown of gold-in-circuit during the December quarter.

Net operating costs, including gold-in-process movements, increased from A$50 million (US$46 million) in the September quarter to A$53 million (US$46 million) in the December quarter due to a A$7 million (US$6 million) inventory charge to cost in the December quarter compared with a A$1 million (US$1 million) credit to cost in the September quarter.

Operating profit was similar at A$50 million (US$43 million).

Capital expenditure increased from A$21 million (US$19 million) in the September quarter to A$27 million (US$23 million) in the December quarter. The additional capital was

incurred on additional exploration expenditure to test new and extensional opportunities at both the Waroonga and New Holland complexes, commencement of development toward the Fitzroy, Bengal and Hastings ore bodies (FBH) at Waroonga and completion of key capital work projects before the 2014 year-end. FBH is a high grade area which will supplement production from Kim in the second half of 2015.

All-in sustaining costs and total all-in cost per ounce increased from A$1,025 per ounce (US$953 per ounce) in the September quarter to A$1,135 per ounce (US$979 per ounce) in the December quarter mainly due to higher net operating costs and capital expenditure, partially offset by increased gold sold.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 260,000 ounces
- All-in sustaining costs ~ A$1,190 per ounce (US$950 per ounce)
- Total all-in cost ~ A$1,190 per ounce (US$950 per ounce)

Darlot

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**15.5**	22.3
Yield	- g/t	**4.16**	5.09
All-in sustaining costs	- A$/oz	**1,673**	1,316
	- US$/oz	**1,433**	1,224
Total all-in cost	- A$/oz	**1,673**	1,316
	- US$/oz	**1,433**	1,224

Darlot set out in 2014 with an aim of self-funding a meaningful exploration programme in order to extend the mines life and begin the search for the "game changer" which is targeted to return Darlot to 15 plus per cent free cash flow margins. The operation increased exploration expenditure from A$4 million in 2013 to A$8 million in 2014 and focussed on two significant areas namely the Lords South Lower and Centenary Depth Analogue (CDA) Lodes with the aim to define and explore for key targets that could ultimately deliver a quality Gold Fields asset.

The two drilling campaigns in Lords South Lower resulted in defining another year of mining in 2015 which enabled an additional exploration and reserve drilling programme of A$7 million to be earmarked for expenditure in 2015. Drilling at the CDA has intersected a strongly mineralised sequence with similar characteristics to the previously mined Centenary deposit, indicating the drilling potential to provide an extension to the mine life. Darlot has a number of additional near mine targets defined for 2015 including further extensions to Lords South Lower and the CDA. The drilling programme during the past year has highlighted the potential for higher grade mineable inventory in future.

Gold production decreased by 30 per cent from 22,300 ounces in the September quarter to 15,500 ounces in the December quarter due to reduced tonnes processed at lower grade.

Ore mined from underground decreased from 135,000 tonnes to 121,000 tonnes due to greater capital development in the December quarter with less development in ore. Capital waste tonnes mined increased from 13,500 tonnes in the September quarter to 19,800 tonnes in the December quarter while operational waste tonnes mined decreased from 35,400 tonnes to 32,100 tonnes. There were also an increased number of stopes from remnant mining areas and these were smaller in size than previous quarters. Head grade decreased from 5.02 grams per tonne in the September quarter to 4.15 grams per tonne in the December quarter. The decreased head grade was due to mining in lower grade areas including remnants while the decline is advanced toward the higher grade Lower South Lords ore body. The benefits of this development will be realised in the second half of 2015 and into 2016.

Tonnes processed decreased from 136,000 tonnes in the September quarter to 116,000 tonnes in the December quarter due to lower ore tonnes mined. The yield decreased from 5.09 grams per tonne to 4.16 grams per tonne reflecting the lower grades mined.

Net operating costs, including gold-in-process movements decreased marginally from A$23 million (US$22 million) in the September quarter to A$22 million (US$18 million) in the December quarter mainly due to reduced volumes mined and processed.

Operating profit of nil in the December quarter compared with A$8 million (US$7 million) in the September quarter due to lower gold sold.

Capital expenditure decreased from A$5 million (US$5 million) to A$4 million (US$3 million). Capital expenditure was primarily on exploration and development.

All-in sustaining costs and total all-in cost per ounce increased from A$1,316 per ounce (US$1,224 per ounce) to A$1,673 per ounce (US$1,433 per ounce) mainly due to the lower gold sold, partially offset by lower operating costs and capital expenditure.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 83,000 ounces
- All-in sustaining costs ~ A$1,420 per ounce (US$1,130 per ounce)
- Total all-in cost ~ A$1,420 per ounce (US$1,130 per ounce)

Granny Smith

		Dec 2014	Sept 2014
Gold produced	- 000'oz	**78.5**	85.6
Yield	- g/t	**6.94**	7.41
All-in sustaining costs	- A$/oz	**1,009**	852
	- US$/oz	**868**	792
Total all-in cost	- A$/oz	**1,009**	852
	- US$/oz	**868**	792

Gold production decreased by 8 per cent from 85,600 ounces in the September quarter to 78,500 ounces in the December quarter.

Ore mined from underground decreased from 376,000 tonnes to 354,000 tonnes and head grade mined decreased from 7.70 grams per tonne in the September quarter to 7.50 grams per tonne in the December quarter. The reduction in mined tonnage was as a result of operational interruptions, including several power outages in the December quarter.

Rectification works have now been performed on the power lines to the underground mine.

Tonnes processed decreased by 2 per cent from 360,000 tonnes in the September quarter to 352,000 tonnes in the December quarter. The yield decreased from 7.41 grams per tonne to 6.94 grams per tonne due to lower head grade and a reduced drawdown of gold-in-circuit.

Net operating costs, including gold-in-process movements, decreased from A$50 million (US$46 million) in the September quarter to A$48 million (US$41 million) in the December quarter mainly due a gold-inventory credit to cost in the December quarter compared with a charge to cost in the September quarter.

Operating profit decreased from A$67 million (US$62 million) to A$65 million (US$56 million) due to lower gold sold.

Capital expenditure increased from A$19 million (US$18 million) in the September quarter to A$27 million (US$24 million) in the December quarter. The increased capital expenditure included a new gravity circuit, a replacement underground loader and pumping infrastructure for the Z100 level of the Wallaby underground mine.

All-in sustaining costs and total all-in cost per ounce increased from A$852 per ounce (US$792 per ounce) in the September quarter to A$1,009 per ounce (US$868 per ounce) in the December quarter mainly due to the increased capital expenditure and the lower gold sold, partially offset by the lower net operating costs.

Guidance

The estimate for calendar 2015 is as follows:
- Gold produced ~ 290,000 ounces
- All-in sustaining costs ~ A$1,050 per ounce (US$840 per ounce)
- Total all-in cost ~ A$1,050 per ounce (US$840 per ounce)

Year ended 31 December 2014 compared with year ended 31 December 2013

Group attributable equivalent gold production increased by 10 per cent from 2.02 million ounces in 2013 to 2.22 million ounces in 2014 mainly due to the inclusion of a full year's production from the Yilgarn South assets in 2014 compared with only one quarter in 2013.

At the South Africa region, gold production at South Deep, decreased by 34 per cent from 9,397 kilograms (302,100 ounces) in 2013 to 6,237 kilograms (200,500 ounces) in 2014 mainly due to the extensive ground support remediation programme introduced in May 2014.

At the West Africa region, total managed gold production decreased by 6 per cent from 785,300 ounces in 2013 to 736,000 ounces in 2014. At Tarkwa, gold production decreased by 12 per cent from 632,200 ounces to 558,300 ounces mainly due to the cessation of crushing and stacking operations at the heap leach facilities. At Damang, gold production increased by 16 per cent from 153,100 ounces to 177,800 ounces mainly due to the implementation of the recovery plan and higher head grade mined in 2014.

At the South America region, gold equivalent production at Cerro Corona increased by 3 per cent from 316,700 ounces in 2013 to 326,600 ounces in 2014 mainly due an increase in ore processed and higher copper grades.

At the Australia region, gold production increased by 47 per cent from 700,200 ounces in 2013 to 1,031,000 ounces in 2014 mainly due to the inclusion of the Yilgarn South assets for the full year in 2014 as opposed to only one quarter in 2013. At St Ives, gold production decreased by 10 per cent from 402,700 ounces to 361,700 ounces, mainly due to the closure of Argo and lower underground head grade. At Agnew/Lawlers, gold production increased by 26 per cent from 215,600 ounces to 270,700 ounces, mainly due to the inclusion of Lawlers for the full year. At Darlot and Granny Smith gold production amounted to 83,600 ounces and 315,200 ounces in 2014, respectively, compared with 19,700 ounces and 62,200 ounces for one quarter only, respectively, in 2013.

Income statement

Revenue decreased by 1 per cent from US$2,906 million in 2013 to US$2,869 million in 2014 due to the lower gold price received, partially offset by the higher gold sold. The average gold price decreased by 10 per cent from US$1,386 per ounce to US$1,249 per ounce. The average Rand/US dollar exchange rate weakened by 13 per cent from R9.60 in 2013 to R10.82 in 2014. The average Australian/US dollar exchange rate weakened by 7 per cent from A$1.00 = US$0.968 to A$1.00 = US$0.903.

Net operating costs increased marginally from US$1,667 million to US$1,678 million due to the inclusion of the Yilgarn South assets for the full year in 2014, partially offset by good cost control at South Deep, Tarkwa, Damang and Cerro Corona.

At South Deep in South Africa, net operating costs decreased by 14 per cent from R3,089 million (US$322 million) in 2013 to R2,657 million (US$246 million) in 2014. This was mainly due to the lower production as well as cost restructuring, partially offset by annual wage increases and normal inflationary increases. All-in sustaining costs of R538,254 per kilogram (US$1,548 per ounce) and total all-in cost of R602,363 per kilogram (US$1,732 per ounce) in 2014 compared with R475,706 per kilogram (US$1,541 per ounce) and R544,190 per kilogram (US$1,763 per ounce), respectively, in 2013.

At the West Africa region, net operating costs decreased by 17 per cent from US$665 million in 2013 to US$551 million in 2014. All-in sustaining costs and total all-in cost for the region amounted to US$1,094 per ounce in 2014 compared with US$1,343 per ounce in 2013. At Tarkwa, net operating costs decreased by 26 per cent from US$505 million to US$372 million due to the lower production. Good cost control as well as lower contractor and consumable stores costs due to the heap leach closure were partially offset by annual wage increases and increased power rates. Net operating costs were also lower due to a US$2 million gold-in-process credit to cost in 2014, compared with a US$31 million drawdown of stockpiles in 2013. All-in sustaining costs and total all-in costs amounted to US$1,068 per ounce in 2014 compared with US$1,291 per ounce in 2013. At Damang, net operating costs increased by 13 per cent from US$160 million to US$180 million due to the higher production and a US$2 million charge to costs in 2014 compared with a US$11 million credit to cost in 2013. All-in sustaining costs and total all-in cost amounted to US$1,175

per ounce in 2014 compared with US$1,558 per ounce in 2013.

At Cerro Corona in South America, net operating costs increased by 13 per cent from US$142 million in 2013 to US$160 million in 2014. This was mainly due to US$19 million credit to costs in 2013 related to a build-up in concentrate compared with a US$2 million drawdown of concentrate inventory in 2014. All-in sustaining costs and total all-in cost amounted to US$316 per ounce in 2014 compared with US$206 per ounce in 2013. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$702 per ounce in 2014 compared with US$714 per ounce in 2013.

At the Australia region, net operating costs increased by 44 per cent from A$556 million (US$538 million) in 2013 to A$799 million (US$721 million) in 2014 mainly due to the inclusion of the Yilgarn South assets for the full year in 2014. All-in sustaining costs and total all-in cost for the region amounted to A$1,124 per ounce (US$1,015 per ounce) in 2014 compared with A$1,130 per ounce (US$1,094 per ounce) in 2013.

At St Ives, net operating costs decreased by 10 per cent from A$348 million (US$337 million) to A$313 million (US$282 million) mainly due to lower surface operational waste tonnes mined in 2014 as well as cost improvements and a A$11 million (US$10 million) build-up of gold-in-process in 2014 compared with a A$9 million (US$9 million) drawdown in 2013. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,289 per ounce (US$1,164 per ounce) in 2014 compared with A$1,257 per ounce (US$1,218 per ounce) in 2013.

At Agnew/Lawlers, net operating costs increased by 36 per cent from A$141 million (US$136 million) in 2013 to A$191 million (US$173 million) in 2014 due to a full year's additional costs from Lawlers compared with only one quarter in 2013. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,096 per ounce (US$990 per ounce) in 2014 compared with A$949 per ounce (US$919 per ounce) in 2013.

At Darlot and Granny Smith, net operating costs were A$93 million (US$84 million) and A$202 million (US$183 million), respectively, in 2014 compared with A$21 million (US$20 million) and A$47 million (US$45 million), respectively, in 2013. All-in sustaining costs and total all-in cost for Darlot and Granny Smith amounted to A$1,353 per ounce (US$1,222 per ounce) and A$896 per ounce (US$809 per ounce), respectively, in 2014. This compared with all-in sustaining costs and total all-in cost of A$1,169 per ounce (US$1,132 per ounce) and A$917 per ounce (US$888 per ounce) for Darlot and Granny Smith, respectively in 2013.

The Group all-in sustaining costs of US$1,053 per ounce and total all-in cost of US$1,087 per ounce in 2014 compared with all-in sustaining costs of US$1,202 per ounce and total all-in cost of US$1,312 per ounce in 2013.

Operating profit decreased from US$1,239 million to US$1,191 million as a result of the above.

Amortisation for the Group increased from US$611 million in 2013 to US$657 million in 2014 due to the inclusion of the Yilgarn South assets for the full year in 2014 and the higher charge at Cerro Corona, partially offset by lower amortisation at South Deep due to its lower production and by the change in estimate in the depreciation calculation at the Australian operations.

Net interest paid increased from US$59 million to US$77 million due to an increase in average borrowings and an increase in rand borrowings (which have higher costs than dollar borrowings) in 2014 compared with 2013.

The share of equity accounted losses after taxation decreased from US$18 million to US$2 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

The gain on foreign exchange of US$8 million in 2014 compared with US$7 million in 2013. These gains on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$12 million in 2014 related to the diesel hedges that the Australian operations entered into on 10 September and 26 November.

Share-based payments for the Group decreased from US$41 million in 2013 to US$26 million in 2014 due to the implementation of a new long-term employee incentive scheme in 2014. Long-term employee benefits of US$9 million in 2014 compared with US$nil in the 2013 and related to the long-term incentive scheme introduced in 2014. Together, the two schemes decreased from US$41 million to US$35 million.

Exploration expenditure decreased from US$66 million in 2013 to US$47 million in 2014 due to lower expenditure at Salares Norte and Yanfolila and deliberate closure of all other greenfields exploration projects as announced on 22 August 2013. The majority of the expenditure in 2014 was on Salares Norte (US$11 million), APP (US$3 million) and Chucapaca (US$3 million). It also included exploration expensed at St Ives (A$9 million/US$8 million) and Agnew (A$4 million/US$4 million).

Feasibility and evaluation costs decreased from US$48 million in 2013 to US$nil in 2014 due to the Groups' decision to deliberately reduce expenditure on feasibility and evaluation activities.

Non-recurring costs of US$97 million in 2014 compared with US$902 million in 2013.

The non-recurring expenses in 2014 included mainly:

- Retrenchment costs of US$42 million at all the operations with the majority at Tarkwa (US$17 million), South Deep (R161 million/US$15 million), Damang (US$4 million) and St Ives (A$4 million/US$3 million);
- An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11 million (US$10 million) at Agnew and A$11 million (US$10 million) at St Ives;
- Impairment of investments of US$16 million including: Bezant Resources PLC (US$7 million), Rand Refinery (US$4 million/R45 million), APP (US$3 million) and Aurigin (US$2 million);
- Scrapping of redundant trackless equipment at South Deep (R91 million/US$8 million);
- Scrapping of assets at Agnew (A$3 million/US$3 million) and St Ives (A$1 million/US$1 million); and

- Information technology conversions at the Yilgarn South assets (A$5 million/US$5 million).

This was partially offset by the profit on the sale of Chucapaca (US$5 million) and Robust Resources (US$2 million).

The non-recurring expenses in 2013 included mainly:

- Operating asset impairments of A$297 million (US$288 million) at St Ives, US$173 million at Damang and US$51 million at Tarkwa;
- US$126 million at Tarkwa and Damang. This impairment comprised the Tarkwa North heap leach inventory of US$43 million and all associated Heap leach assets of US$67 million as well as run of mine stockpiles of US$16 million at Damang;
- US$90 million at the Arctic Platinum project (APP) and US$30 million at Yanfolila. A decision was made to dispose of these projects and they were reclassified as held for sale;
- US$44 million at Tarkwa on various assets;
- US$10 million related to impairment of the oxide heap leach project expenditure at Cerro Corona;
- US$10 million related to the impairment of the Group's option payment to Bezant (due to the Group's decision not to pursue the Guinaoang deposit);
- US$9 million related to the impairment of the Group investment in Orsu Metals Corporation;
- Restructuring costs across the Group of US$39 million; and
- Transaction costs of US$27 million on the acquisition of the Yilgarn South assets.

This was partially offset by a gain of US$13 million on the sale of 7,820,169 shares in Northam Platinum Limited and US$5 million on the sale of the Group's interest in Talas.

Royalties of US$86 million in 2014 compared with US$91 million in 2013.

The taxation charge of US$118 million in 2014 compared with a taxation credit of US$20 million in 2013 mainly due to a profit before taxation in 2014 compared with a loss before taxation in 2013.

As a result of the above, net earnings for continuing operations of US$13 million in 2014 compared with net losses of US$584 million in 2013.

Normalised earnings for continuing operations of US$85 million in 2014 compared with US$58 million in 2013.

Cash flow

Cash inflow from operating activities for continuing operations of US$849 million in 2014 compared with US$499 million in 2013 mainly due to US$204 million lower taxation paid in 2014, a US$74 million higher release of working capital, lower non-recurring items and lower royalties.

Cash outflows from investing activities for continuing operations decreased from US$860 million to US$531 million, mainly due to lower capital expenditure and US$81 million proceeds on the disposal of Chucapaca. In 2013 investing activities included the Yilgarn South asset purchase of US$135 million.

Capital expenditure decreased from US$739 million in 2013 to US$609 million in 2014 largely attributable to a significant reduction at South Deep. This was partially offset by increased expenditure in the Australia region as a result of the acquisition of the Yilgarn South assets. At the South Africa region, capital expenditure at South Deep decreased from R1,943 million (US$202 million) to R994 million (US$92 million) due to key infrastructure required for the production build-up having been largely completed at the end of December 2013.

At the West Africa region, capital expenditure decreased from US$257 million in 2013 to US$190 million in 2014 mainly due to lower expenditure on mining fleet at Tarkwa and no capital waste strip at Damang. In South America, at Cerro Corona, capital expenditure decreased from US$56 million to US$51 million due to lower expenditure on the tailings storage facility. At the Australia region, capital expenditure increased from A$200 million (US$194 million) to A$304 million (US$274 million) due to the inclusion of the Yilgarn South assets for the full year in 2014.

Net cash outflow from financing activities for continuing operations of US$126 million in 2014 compared with an inflow of US$214 million in 2013. Both related to long term and short term loans received and repaid.

The net cash inflow for continuing operations of US$152 million in 2014 compared with a net cash outflow of US$210 million in 2013. After accounting for a negative translation adjustment of US$19 million, the cash inflow in 2014 was US$133 million. The cash balance at the end of 2014 was US$458 million compared with US$325 million at the end of 2013.

Corporate

Executive appointment

Avishkar Nagaser was appointed to the Gold Fields Group Executive Committee as Executive Vice President: Investor Relations and Corporate Affairs. He took office on 5 January 2015. Avishkar, who holds a Bachelor of Business Science degree (Finance and Economics) from the University of KwaZulu-Natal, previously worked at Merrill Lynch and Macquarie First South Securities as a leading gold and platinum mining analyst. Willie Jacobsz, who is currently Senior Vice President, Investor Relations, will return to the United States to focus his time and efforts on Gold Fields' large North American investor base.

Top SA mining company in 2015 Sustainability Yearbook

Gold Fields is the top ranked South African mining company in the 2015 Sustainability Yearbook, one of the most recognised publications highlighting the sustainability performance of listed companies worldwide. Gold Fields was also one of only six South African companies included in the Sustainability Yearbook, which was released in January 2015 by investment firm RobecoSAM. The yearbook is based on the same methodology utilised for the annual Dow Jones Sustainability Index (DJSI) submission.

Gold Fields' 81 per cent rating (2013: 78 per cent) qualifies it for a Silver Class Award in the Sustainability Yearbook as it is within five percentage points of the mining sector leader, Canada's Barrick Gold. This is the fourth successive year that Gold Fields has received a Silver Class award, which

indicates that its sustainability practices rank with the best of resources companies worldwide.

Westonaria housing project

On 1 December 2014, Gold Fields announced the handover of 150 subsidised housing units to the Westonaria Local Municipality and the Gauteng Department of Human Settlements.

The housing development - the Westonaria Borwa Community Construction Contract - is a partnership between Gold Fields and the Westonaria local municipality and is part of the Westonaria Service Delivery Improvement Plan. The settlement is located near Gold Fields' South Deep mine on the West Rand and the housing project is part of the mine's Social and Labour Plan ("SLP"), an integral component of Gold Fields' 2014 Mining Charter scorecard.

Gold Fields not only funded the 150 units for a total consideration of R27 million, but also project managed the development. The 150 two-bedroom houses will be assigned to members of the community by the Westonaria local municipality in accordance with normal government procedures.

Cash dividend

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 81 of 20 SA cents per ordinary share (gross) in respect of the year ended 31 December 2014. This translates to 34 per cent of normalised earnings. The final dividend will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012 of 15 per cent. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends withholding tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from dividends tax;
- The company has no further STC credits available and the Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 17.000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 775,308,626 ordinary shares in issue (included in this number are 856,330 treasury shares); and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Final dividend number 81:	20 SA cents per share
Last date to trade cum-dividend:	Friday 27 February 2015
Sterling and US dollar conversion date:	Monday 2 March 2015
Shares commence trading ex-dividend:	Monday 2 March 2015
Record date:	Friday 6 March 2015
Payment of dividend:	Monday 9 March 2015

Share certificates may not be dematerialised or rematerialised between Monday, 2 March 2015 and Friday, 6 March 2015, both dates inclusive.

Outlook

Attributable equivalent gold production for the Group for the year ending December 2015 is forecast at around 2.2 million ounces.

All-in sustaining costs are forecast at US$1,055 per ounce and total all-in cost is forecast at US$1,075 per ounce.

Capital expenditure for 2015 is forecast at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC. During the March 2015 quarter, capital expenditure at Tarkwa is expected to increase by approximately US$30 million as compared with the December 2014 quarter due to new fleet delivery. As a result, there will be a commensurate increase in AIC for the quarter, but this is factored into the full year guidance. At Cerro Corona, AIC for 2015 is planned to increase to US$800 per ounce, mainly due to a 45 per cent increase in capital expenditure, largely related to additional raises to the tailings storage facility.

Notwithstanding continuous inflation in labour and power costs, which make up approximately 60 per cent of the Group's costs, the 2015 guidance for AISC at US$1,055 per ounce and AIC at US$1,075 per ounce is forecast to be lower than that achieved in 2014.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 32.

Effect of oil prices on all-in costs

At the Groups' operations in Ghana and Peru, fuel price stability strategies are followed by Government and short term variations in fuel prices are not always passed onto customers and industry. As a result, the future prices in these countries are unknown.

Assuming no fuel price stabilisation strategy, then:
In Peru, a decrease of US$10 per barrel of Brent crude results in US$7 per ounce of gold sold lower costs; and

In Ghana, a decrease of US$10 per barrel of Brent crude results in US$18 per ounce lower costs.

The Australian operations entered into a hedge at a base price of US$99.10 per barrel of Brent crude on 10 September 2014. On 26 November 2014, the Australian operations entered into an additional hedge at a base price of US$78.45 per barrel of Brent crude, therefore the lower price will not have a significant effect on the Australian costs.

Assuming no hedge in place, then:
In Australia, a decrease of US$10 per barrel of Brent crude results in A$6 per ounce (US$5 per ounce) lower costs.

Reviewed condensed consolidated financial statements

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act 2008 of South Africa.

The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, Interim Financial Reporting.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated financial statements except for the adoption of applicable amendments to new standards and interpretations issued by the International Accounting Standards Board.

The newly adopted standards include:
- Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27);
- Offsetting Financial Assets and Financial Liabilities (amendments to IAS 32);
- Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36);
- Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39); and
- IFRIC 21 Levies.

These amendments to standards and interpretations did not significantly impact the Group's financial results.

Auditor's review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2014 have been reviewed by the company's auditor, KPMG Inc. In their review report dated 12 February 2015, which is available for inspection at the Company's Registered Office, KPMG Inc. state that their review was conducted in accordance with the International Standard on Review Engagements 2410, *Review of Interim Information Performed by the Independent Auditor of the Entity*, which applies to a review of condensed consolidated financial information, and have expressed an unmodified conclusion on the condensed consolidated financial statements.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

Change in estimate

During 2014, the Group took a decision to standardise the amortisation methodology across all operations. Previously, at the Australian operations, the calculation of amortisation took into account future costs which would be incurred to develop all the proved and probable ore reserves. From 1 July 2014, the Group decided to exclude future costs from the units-of-production method calculation used for the Australian operations.

The effect of this change on amortisation and depreciation expense for the 6 month period July to December 2014 was as follows:

Decrease in depreciation	US$ million	A$ million
	49.0	54.2

The effect on future periods is not disclosed because estimating it is impracticable.

Change in reporting currency

Following the unbundling of Sibanye Gold in February 2013, Gold Fields' production and footprint are represented by a diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar is now the dominant currency. Therefore, the Group aligned its reporting currency to its peer group of international gold producers who all report in US dollar. From the March 2014 quarter only the US dollar has been presented.

South Deep tax dispute

The South Deep mine ("South Deep") is jointly owned and operated by GFI Joint Venture Holdings (Proprietary) Limited ("GFI") (50 per cent) and Gold Fields Operations Limited ("GFO") (50 per cent).

As at 31 December 2014, South Deep's gross deferred tax asset balance amounted to R6,495 million (R21,650 million x 30 per cent) (US$562 million). This amount is included in the consolidated deferred tax asset of US$62 million on Gold Fields' statement of financial position. South Deep's gross deferred tax asset comprises unredeemed capital expenditure balances of R2,475 million (R8,250 million x 30 per cent) (US$214 million) at GFI and R2,278 million (R7,594 million x 30 per cent) (US$197 million) at GFO, a capital allowance balance ("Additional Capital Allowance") of R688 million (R2,292 million x 30 per cent) (US$60 million) at GFI and assessed loss balances of R72 million (R240 million x 30 per cent) (US$6 million) at GFI and R982 million (R3,274 million x 30 per cent) (US$85 million) at GFO.

During the September 2014 quarter, the South African Revenue Service ("SARS") issued a Finalisation of Audit Letter ("the Audit Letter") stating that SARS has restated GFI's Additional Capital Allowance balance reflected on its 2011 tax return from R2,292 million to nil. The tax effect of this amount is R688 million (R2,292 million x 30 per cent), that being the amount referred to above as Additional Capital Allowance.

The Additional Capital Allowance was claimed by GFI in terms of section 36(11)(c) of the South African Income Tax Act, 1962 ("the Act"). The Additional Capital Allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The Additional Capital Allowance allows a 12 per cent capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12 per cent allowance on the mine's unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilised).

In order to qualify for the Additional Capital Allowance, South Deep must qualify as a "post 1990 gold mine" as defined in the Act. A "post 1990 gold mine" according to the Act is defined as *'a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990'.*

During 1999, the Director General: Minerals and Energy Affairs ("DME") and SARS confirmed, in writing, that GFI is a "post 1990 gold mine" as defined, and therefore qualified for the Additional Capital Allowance. GFI subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFI does not qualify as a "post 1990 gold mine" and therefore does not qualify for the Additional Capital Allowance.

The Group has taken legal advice on the matter and believes that SARS should not be allowed to disallow the Additional Capital Allowance. GFI has in the meantime formally lodged an objection to the SARS' disallowance and will vigorously defend its position.

Accordingly, no adjustment for any effects on the Company that may result from the dispute, if any, has been made in the condensed consolidated financial statements.

Dealing with occupational lung disease

Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for occupational lung disease (OLD) in the gold mining industry in South Africa.

The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.

Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks and which, while being fair to employees, also ensures the future sustainability of companies in the industry.

Silicosis Class Action

As reported previously, a consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current and former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the above mining companies. The parties to the consolidated application have agreed that the certification application will be heard during the weeks of 12 and 19 October 2015. The certification application will be preceded by various legal technical applications and court processes. In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. Gold Fields continues to defend these actions.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the condensed consolidated financial statements.

Litigation statement

On 21 August 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited ("WAL"), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited ("R&E") and African Strategic Investment Holdings Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and March 2008 (between R11 billion and R12 billion). The quantifiable alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately R521 million).

It should be noted that the claims lie only against Gold Fields Operations Limited, whose only interest is a 50 per cent stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company. Gold Fields Operations Limited's assessment remains that it has sustainable defenses to these claims and, accordingly, Gold Fields Operation Limited's attorneys were instructed to vigorously defend the claims.

Accordingly, no adjustment for any effects on the Company that may result from the summons, if any, has been made in the condensed consolidated financial statements.

Native Title Claim

Gold Fields advised the market on 12 December 2014 that, together with another major resources company, it had filed an appeal in respect of aspects of the decision of the Federal Court handed down on 3 July 2014 in the Ngadju native title matter. That decision was later set out in the Determination of the Court made on 21 November 2014.

In that decision, the Court accepted the submissions of the Ngadju People that the re-grant of certain St Ives' tenements by the State of Western Australia in 2004 was not compliant with the negotiation processes set out in the *Native Title Act 1993* (Cth), and as such, the re-granted tenements are invalid to the extent that they affect native title. This means that to the extent that there is inconsistency between the rights of St Ives as tenement holder, and the Ngadju People's native title rights (such as the right to conduct ceremonies, or to hunt), the rights of the Ngadju People will prevail.

The practical effect of such a finding has never been tested under Australian law. However, it may mean the Ngadju could seek to prevent the further exercise of rights by St Ives on the tenements in a manner that is inconsistent with the free exercise of their native title rights and/or seek damages for historical interference with their native title rights. The fact that the Ngadju have only non-exclusive native title rights

(and not the higher category of exclusive possession rights) may reduce the extent to which the two sets of rights are found to be inconsistent.

Importantly, the decision does not affect the grant of mining tenure to St Ives under the *Mining Act 1978* (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an action against St Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St Ives. It is anticipated that operations at St Ives will continue as usual pending the outcome of the Appeal process.

Gold Fields remains strongly of the view that it has at all times complied with its obligations under the *Native Title Act 1993* (Cth) in respect of its dealings with these tenements, and has instructed Senior Counsel to progress its appeal. It is anticipated that the appeal (before the Full Court of the Federal Court of Australia (3 Judges)) is expected to take place in either the June or September 2015 quarters. Gold Fields retains the ability to seek leave to further appeal to the High Court of Australia, if necessary. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the relevant Court processes.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the condensed consolidated financial statements.

SEC investigation

There is no further update from what was said in the June quarter and in the Annual Report released earlier this year.

N.J. Holland
Chief Executive Officer
12 February 2015

The preliminary financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year ended	
	December 2014	September 2014	December 2013	December 2014	December 2013
Revenue	708.0	699.2	780.7	2,868.8	2,906.3
Operating costs, net	(404.8)	(414.3)	(468.4)	(1,677.7)	(1,666.9)
– Operating costs	(406.5)	(423.7)	(483.6)	(1,684.9)	(1,678.7)
– Gold inventory change	1.7	9.4	15.2	7.2	11.8
Operating profit	303.2	284.9	312.3	1,191.1	1,239.4
Amortisation and depreciation	(172.1)	(151.3)	(182.8)	(656.7)	(610.9)
Net operating profit	131.1	133.6	129.5	534.4	628.5
Net interest paid	(19.5)	(19.4)	(16.4)	(76.6)	(58.6)
Share of equity accounted earnings after taxation	0.5	(1.4)	(1.9)	(2.4)	(18.4)
Gain/(loss) on foreign exchange	1.3	6.1	(0.6)	8.4	7.3
Loss on financial instruments	(11.4)	-	(1.3)	(11.5)	(0.3)
Share-based payments	(3.7)	(6.2)	(3.2)	(26.0)	(40.5)
Long-term employee benefits	(1.9)	(2.9)	-	(8.7)	-
Other	(15.6)	(9.9)	(5.5)	(48.8)	(27.6)
Exploration and project costs	(12.3)	(8.3)	(6.9)	(47.2)	(65.9)
Feasibility and evaluation costs	-	-	(10.5)	-	(47.7)
Profit before royalties, taxation and non-recurring items	68.5	91.6	83.2	321.6	376.8
Non-recurring items	(49.8)	(12.3)	(712.7)	(97.0)	(901.5)
Profit/(loss) before royalties and taxation	18.7	79.3	(629.5)	224.6	(524.7)
Royalties	(20.7)	(21.6)	(24.5)	(86.1)	(90.5)
(Loss)/profit before taxation	(2.0)	57.7	(654.0)	138.5	(615.2)
Mining and income taxation	(22.0)	(37.8)	148.5	(118.1)	20.1
– Normal taxation	(46.3)	(46.0)	(28.3)	(134.3)	(161.3)
– Deferred taxation	24.3	8.2	176.8	16.2	181.4
Net (loss)/profit from continuing operations	(24.0)	19.9	(505.5)	20.4	(595.1)
Net profit from discontinued operations	-	-	16.8	-	287.9
Net profit from discontinued operations	-	-	3.8	-	55.8
Net profit on distribution of discontinued operations	-	-	13.0	-	232.1
Net (loss)/profit	(24.0)	19.9	(488.7)	20.4	(307.2)
Attributable to:					
– Owners of the parent	(25.5)	19.1	(474.2)	12.8	(295.7)
– Non-controlling interest	1.5	0.8	(14.5)	7.6	(11.5)
Non-recurring items:					
Profit on sale of investments	1.3	-	4.4	0.5	17.8
Profit on sale of Chucapaca	-	4.6	-	4.6	-
Profit/(loss) on sale of assets	0.1	1.2	1.3	(1.3)	1.6
Restructuring costs	(5.4)	(15.8)	(20.8)	(42.0)	(39.4)
Impairment of stockpiles and consumables	-	-	(2.3)	(1.3)	(61.3)
Impairment of investments and assets	(24.2)	(0.6)	(670.0)	(25.4)	(748.2)
Other	(21.6)	(1.7)	(25.3)	(32.1)	(72.0)
Total non-recurring items	(49.8)	(12.3)	(712.7)	(97.0)	(901.5)
Taxation	11.5	4.6	183.9	25.7	229.7
Net non-recurring items after tax	(38.3)	(7.7)	(528.8)	(71.3)	(671.8)
Net (loss)/earnings from continuing operations	(25.5)	19.1	(491.0)	12.8	(583.6)
Net earnings from discontinued operations	-	-	16.8	-	287.9
Net (loss)/earnings per share (cents) from continuing operations	(3)	3	(66)	2	(79)
Net earnings per share (cents) from discontinued operations	-	-	2	-	39
Diluted (loss)/earnings per share (cents) from continuing operations	(3)	3	(66)	2	(79)
Diluted earnings per share (cents) from discontinued operations	-	-	2	-	39
Headline (loss)/earnings from continuing operations	(9.5)	14.4	(23.0)	27.3	(71.4)
Headline earnings from discontinued operations	-	-	3.8	-	55.8
Headline (loss)/earnings per share (cents) from continuing operations	(1)	2	(3)	4	(10)
Headline earnings per share (cents) from discontinued operations	-	-	1	-	8
Diluted headline (loss)/earnings per share (cents) from continuing operations	(1)	2	(3)	4	(10)
Diluted headline earnings per share (cents) from discontinued operations	-	-	1	-	8
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	17.1	23.1	14.3	85.3	58.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	2	3	2	11	8
South African rand/United States dollar conversion rate	11.18	10.71	10.11	10.82	9.60
United States dollar/Australian dollar conversion rate	0.86	0.93	0.93	0.90	0.97
Gold equivalent sold – managed eq oz (000)	601	553	617	2,296	2,097
Gold equivalent price received US$/eq oz	1,179	1,265	1,265	1,249	1,386

Figures may not add as they are rounded independently.

The reviewed condensed consolidated financial statements for the year ended 31 December 2014 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year ended	
	December 2014	September 2014	December 2013	December 2014	December 2013
Net (loss)/profit	**(24.0)**	19.9	(448.7)	**20.4**	(307.2)
Other comprehensive expenses, net of tax	**(139.8)**	(172.8)	(145.4)	**(320.1)**	(685.0)
Marked to market valuation of listed investments	(1.9)	1.9	-	1.0	(10.4)
Currency translation adjustments and other	(137.9)	(174.7)	(144.4)	(321.1)	(676.3)
Deferred taxation on marked to market valuation of listed investments	-	-	(1.0)	-	1.7
Total comprehensive expenses	**(163.8)**	**(152.9)**	**(634.1)**	**(299.7)**	**(992.2)**
Attributable to:					
– Owners of the parent	**(165.4)**	(155.9)	(618.6)	**(308.9)**	(980.8)
– Non-controlling interest	**1.6**	3.0	(15.5)	**9.2**	(11.4)
	(163.8)	**(152.9)**	**(634.1)**	**(299.7)**	**(992.2)**

Statement of financial position

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Year ended	
	December 2014	December 2013
Property, plant and equipment	**4,895.7**	5,388.9
Goodwill	**385.7**	431.2
Non-current assets	**163.2**	117.7
Investments	**257.9**	245.0
Deferred taxation	**62.4**	51.9
Current assets	**1,092.8**	1,061.4
– Other current assets	**594.8**	677.2
– Cash and deposits	**458.0**	325.0
– Assets held for sale	**40.0**	59.2
Total assets	**6,857.7**	7,296.1
Shareholders' equity	**3,663.3**	4,045.2
Deferred taxation	**387.0**	399.4
Long-term loans	**1,765.7**	1,933.6
Environmental rehabilitation provisions	**311.2**	283.5
Long-term employee benefits	**8.3**	-
Other long-term provisions	**9.1**	10.9
Current liabilities	**713.1**	623.5
– Other current liabilities	**567.9**	497.0
– Current portion of long-term loans	**145.2**	126.5
Total equity and liabilities	**6,857.7**	7,296.1
US dollar/South African rand conversion rate	**11.56**	10.34
US dollar/Australian dollar conversion rate	**0.81**	0.89
Net debt	**1,452.9**	1,735.1

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Diesel hedge *

Australia
On 10 September 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective 15 September 2014 until 31 March 2015 at a fixed price of US$115 per barrel. The 136,500 barrels are based on 50 per cent of estimated usage for the 7 month period – September 2014 to March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel.

On 26 November 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel, and a further 283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.

At the reporting date, the fair value was negative US$10.25m.

Derivative instruments *

South Africa
On 1 October 2014, a US$/ZAR zero-cost collar was entered into for US$7.5m per month for a period of six months starting October 2014. A floor of R11.20 and an average cap over the period of R12.0567 was achieved. At the reporting date, the fair value of the collar was nil.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**
Total comprehensive (losses)/income	-	(321.7)	12.8	9.2	**(299.7)**
Profit for the year	-	-	12.8	7.6	**20.4**
Other comprehensive (losses)/income	-	(321.7)	-	1.6	**(320.1)**
Dividends paid	-	-	(29.8)	(10.7)	**(40.5)**
Share-based payments	-	26.0	-	-	**26.0**
Disposal of non-controlling interest	-	-	-	(69.8)	**(69.8)**
Loans received from non-controlling interest	-	-	-	2.0	**2.0**
Exercise of employee share options	0.1	-	-	-	**0.1**
Balance as at 31 December 2014	**3,470.8**	**(1,636.5)**	**1,704.6**	**124.5**	**3,663.3**

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2012	**4,599.9**	**(700.9)**	**2,082.6**	**209.4**	**6,191.0**
Total comprehensive (losses)/income	-	(685.1)	(295.7)	(11.4)	**(992.2)**
Loss for the year	-	-	(295.7)	(11.5)	**(307.2)**
Other comprehensive (losses)/income	-	(685.1)	-	0.1	**(685.0)**
Dividends paid	-	-	(61.2)	(1.1)	**(62.3)**
Distribution in specie	(1,256.9)	-	-	-	**(1,256.9)**
Share-based payments	-	45.1	-	-	**45.1**
Yilgarn South asset purchase	127.3	-	-	-	**127.3**
Transactions with non-controlling interest	-	-	-	(1.2)	**(1.2)**
Loans received from non-controlling interest	-	-	-	6.8	**6.8**
Purchase of non-controlling interest	-	-	(4.1)	(8.7)	**(12.8)**
Exercise of employee share options	0.4	-	-	-	**0.4**
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**

Debt maturity ladder

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	31 Dec 2015	31 Dec 2016	1 Jan 2017 to 31 Dec 2020	Total
Uncommitted loan facilities				
US dollar million	-	-	-	**-**
Rand million	1,297.0	-	-	**1,297.0**
Rand debt translated to dollar	112.2	-	-	**112.2**
Total (US$'m)	**112.2**	**-**	**-**	**112.2**
Committed loan facilities				
US dollar million	80.0	-	2,566.3	**2,646.3**
Rand million	-	1,000.0	1,500.0	**2,500.0**
Rand debt translated to dollar	-	86.5	129.8	**216.3**
Total (US$'m)	**80.0**	**86.5**	**2,696.1**	**2,862.6**
Total (US$'m) – Uncommitted and committed loan facilities	**192.2**	**86.5**	**2,696.1**	**2,974.8**
Utilisation – Uncommitted loan facilities				
US dollar million	-	-	-	**-**
Rand million	754.0	-	-	**754.0**
Rand debt translated to dollar	65.2	-	-	**65.2**
Total (US$'m)	**65.2**	**-**	**-**	**65.2**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	80.0	-	1,614.3	**1,694.3**
Rand million	-	250.0	1,500.0	**1,750.0**
Rand debt translated to dollar	-	21.6	129.8	**151.4**
Total (US$'m)	**80.0**	**21.6**	**1,744.1**	**1,845.7**
Total (US$'m) – Uncommitted and committed loan facilities	**145.2**	**21.6**	**1,744.1**	**1,910.9**

Exchange rate: US$1 = R11.56 being the closing rate at the end of the December 2014 quarter.

Subsequent to year end, the Group increased the Peru facility by a further US$75 million to US$150 million.

Statement of cash flows

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year ended	
	December 2014	September 2014	December 2013	December 2014	December 2013
Cash flows from operating activities	**225.2**	205.5	182.3	**848.9**	529.4
Profit before royalties, tax and non-recurring items	**68.5**	91.6	83.2	**321.6**	376.8
Non-recurring items	**(49.8)**	(12.3)	(712.7)	**(97.0)**	(901.5)
Amortisation and depreciation	**172.1**	151.3	182.8	**656.7**	610.9
South Deep BEE dividend	**-**	-	-	**(1.9)**	(2.2)
Change in working capital	**39.2**	22.1	(2.1)	**83.7**	10.0
Royalties and taxation paid	**(62.7)**	(50.9)	(63.1)	**(194.1)**	(398.1)
Other non-cash items	**57.9**	3.7	694.2	**79.9**	802.6
Cash generated by continuing operations	**225.2**	205.5	182.3	**848.9**	498.5
Cash generated by discontinued operations	**-**	-	-	**-**	30.9
Dividends paid	**-**	(14.3)	(0.3)	**(40.4)**	(62.3)
Owners of the parent	**-**	(14.1)	-	**(29.8)**	(61.2)
Non-controlling interest holders	**-**	(0.2)	(0.3)	**(10.6)**	(1.1)
Cash flows from investing activities	**(169.3)**	(62.0)	(250.0)	**(530.9)**	(914.6)
Capital expenditure – additions	**(170.0)**	(144.2)	(152.1)	**(608.9)**	(739.3)
Capital expenditure – proceeds on disposal	**0.9**	3.0	10.1	**4.9**	10.4
Payment to Bezant	**-**	-	-	**-**	(10.0)
La Cima non-controlling interest buy-out	**-**	-	-	**-**	(12.8)
Yilgarn South asset purchase	**-**	-	(105.0)	**-**	(135.0)
Purchase of investments	**(2.8)**	-	(1.0)	**(4.4)**	(3.5)
Proceeds on disposal of Chucapaca	**-**	81.0	-	**81.0**	-
Proceeds on disposal of investments	**4.4**	-	-	**6.4**	35.0
Environmental payments	**(1.8)**	(1.8)	(2.0)	**(9.9)**	(4.5)
Cash utilised in continuing operations	**(169.3)**	(62.0)	(250.0)	**(530.9)**	(859.7)
Cash utilised in discontinued operations	**-**	-	-	**-**	(54.9)
Cash flows from financing activities	**(28.0)**	(26.6)	(76.7)	**(125.9)**	253.0
Loans received	**137.4**	101.8	81.9	**463.9**	3,177.7
Loans repaid	**(165.4)**	(128.8)	(160.3)	**(591.8)**	(2,971.3)
Non-controlling interest holders' loans received	**-**	0.4	1.6	**2.0**	6.8
Shares issued	**-**	-	0.1	**-**	0.8
Cash (utilised in)/generated by continuing operations	**(28.0)**	(26.6)	(76.7)	**(125.9)**	214.0
Cash generated by discontinued operations	**-**	-	-	**-**	39.0
Net cash inflow/(outflow)	**27.9**	102.6	(144.7)	**151.7**	(194.5)
Net cash inflow/(outflow) from continuing operations	**27.9**	102.6	(144.7)	**151.7**	(209.5)
Net cash inflow from discontinued operations	**-**	-	-	**-**	15.0
Cash distributed on unbundling of Sibanye	**-**	-	-	**-**	(106.4)
Translation adjustment	**(16.1)**	(7.1)	(25.4)	**(18.7)**	(29.7)
Cash at beginning of period	**446.2**	350.7	495.1	**325.0**	655.6
Cash at end of period	**458.0**	446.2	325.0	**458.0**	325.0
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations	**54.3**	62.5	38.3	**235.0**	(234.9)

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year end	
	December 2014	September 2014	December 2013	December 2014	December 2013
Net (loss)/earnings from continuing operations	**(25.5)**	19.1	(491.0)	**12.8**	(583.6)
Profit on sale of investments	**(1.3)**	-	(4.4)	**(0.5)**	(17.8)
Taxation effect on sale of investments	**-**	-	(0.1)	**-**	3.2
Profit on sale of Chucapaca	**-**	(4.6)	-	**(4.6)**	-
(Profit)/loss on sale of assets	**(0.1)**	(1.2)	(1.3)	**1.3**	(1.6)
Taxation effect on sale of assets	**-**	0.4	0.4	**(0.4)**	0.5
Impairment of investments and assets	**21.2**	0.6	670.0	**22.4**	748.2
Taxation on impairment of investments and assets	**(3.8)**	-	(196.6)	**(3.7)**	(220.3)
Headline (loss)/earnings from continuing operations	**(9.5)**	14.4	(23.0)	**27.3**	(71.4)
Headline (loss)/earnings per share – cents	**(1)**	2	(3)	**4**	(10)

Based on headline earnings/(loss) as given above divided by 770,519,087 (September 2014 – 769,377,569 and December 2013 – 766,539,788) being the weighted average number of ordinary shares in issue.

Segmental operating and financial results

UNITED STATES DOLLARS		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	December 2014	8,286	394	4,457	3,381	1,076	1,664
	September 2014	8,246	247	4,337	3,400	937	1,689
	Financial year ended	33,513	1,323	17,597	13,553	4,044	6,797
Yield (grams per tonne)	December 2014	2.1	3.8	1.2	1.2	1.4	1.6
	September 2014	2.2	5.3	1.3	1.3	1.4	1.6
	Financial year ended	2.1	4.7	1.2	1.2	1.4	1.5
Gold produced (000 managed equivalent ounces)	December 2014	574.2	48.5	180.9	133.1	47.8	84.6
	September 2014	577.2	41.7	182.0	139.2	42.8	84.7
	Financial year ended	2,294.2	200.5	736.0	558.3	177.8	326.6
Gold sold (000 managed equivalent ounces)	December 2014	600.5	48.5	180.9	133.1	47.8	110.9
	September 2014	552.8	41.7	182.0	139.2	42.8	60.3
	Financial year ended	2,296.2	200.5	736.0	558.3	177.8	328.6
Gold price received (dollar per equivalent ounce)	December 2014	1,179	1,203	1,203	1,202	1,205	1,046
	September 2014	1,265	1,282	1,281	1,283	1,275	1,119
	Financial year ended	1,249	1,271	1,265	1,266	1,264	1,143
Operating costs (dollar per tonne)	December 2014	49	139	30	26	42	27
	September 2014	51	241	33	29	48	22
	Financial year ended	50	186	31	28	44	23
All-in-sustaining costs (dollar per ounce)	December 2014	1,012	1,640	1,126	1,142	1,082	468
	September 2014	1,065	1,790	1,131	1,096	1,245	245
	Financial year ended	1,042	1,548	1,094	1,068	1,175	316
Total all-in-cost (dollar per ounce)	December 2014	1,025	1,789	1,126	1,142	1,082	468
	September 2014	1,074	1,912	1,131	1,096	1,245	245
	Financial year ended	1,059	1,732	1,094	1,068	1,175	316
Financial Results ($ million)							
Revenue	December 2014	708.0	58.3	217.6	160.1	57.6	116.1
	September 2014	699.2	53.5	233.1	178.6	54.5	67.5
	Financial year ended	2,868.8	254.8	931.3	706.7	224.6	375.5
Net operating costs	December 2014	(404.8)	(55.0)	(135.9)	(89.2)	(46.8)	(57.3)
	September 2014	(414.3)	(59.4)	(144.5)	(97.1)	(47.4)	(26.5)
	Financial year ended	(1,677.7)	(245.5)	(551.2)	(371.5)	(179.7)	(159.7)
— Operating costs	December 2014	(406.5)	(55.0)	(134.8)	(89.3)	(45.4)	(44.5)
	September 2014	(423.7)	(59.4)	(144.7)	(100.1)	(44.6)	(36.5)
	Financial year ended	(1,684.9)	(245.5)	(551.4)	(373.9)	(177.6)	(158.2)
— Gold inventory change	December 2014	1.7	-	(1.2)	0.1	(1.3)	(12.9)
	September 2014	9.4	-	0.2	3.0	(2.8)	10.0
	Financial year ended	7.2	-	0.2	2.3	(2.1)	(1.5)
Operating profit/(loss)	December 2014	303.2	3.3	81.7	70.9	10.8	58.8
	September 2014	284.9	(5.9)	88.6	81.5	7.1	40.9
	Financial year ended	1,191.1	9.3	380.0	335.1	45.0	215.8
Amortisation of mining assets	December 2014	(171.7)	(17.5)	(42.1)	(37.0)	(5.0)	(20.1)
	September 2014	(150.7)	(18.8)	(39.2)	(33.6)	(5.7)	(19.9)
	Financial year ended	(654.7)	(74.5)	(162.5)	(141.6)	(20.9)	(79.6)
Net operating profit/(loss)	December 2014	131.6	(14.2)	39.5	33.9	5.8	38.6
	September 2014	134.2	(24.7)	49.4	47.9	1.4	21.1
	Financial year ended	536.4	(65.2)	217.5	193.6	24.1	136.1
Other expenses	December 2014	(39.6)	(8.3)	(2.9)	(2.1)	(0.8)	(6.0)
	September 2014	(17.0)	(6.7)	0.1	(0.1)	0.2	(3.2)
	Financial year ended	(97.1)	(27.0)	(12.2)	(8.0)	(4.2)	(14.5)
Profit/(loss) before royalties and taxation	December 2014	91.9	(22.5)	36.6	31.8	4.9	32.6
	September 2014	117.2	(31.4)	49.5	47.8	1.6	17.8
	Financial year ended	439.3	(92.3)	205.4	185.6	19.9	121.6
Royalties, mining and income taxation	December 2014	(42.1)	8.9	(17.7)	(14.6)	(3.1)	(21.5)
	September 2014	(52.3)	12.4	(24.4)	(22.2)	(2.2)	(9.8)
	Financial year ended	(189.3)	32.4	(93.6)	(80.6)	(13.0)	(52.7)
— Normal taxation	December 2014	(65.6)	-	(2.5)	(2.5)	-	(26.4)
	September 2014	(57.6)	-	(11.1)	(11.1)	-	(8.4)
	Financial year ended	(166.7)	-	(31.1)	(31.1)	-	(60.7)
— Royalties	December 2014	(20.8)	(0.3)	(10.9)	(8.0)	(2.9)	(2.0)
	September 2014	(21.6)	(0.3)	(11.7)	(8.9)	(2.7)	(1.0)
	Financial year ended	(86.1)	(1.3)	(46.5)	(35.3)	(11.2)	(5.8)
— Deferred taxation	December 2014	44.4	9.2	(4.4)	(4.1)	(0.3)	6.9
	September 2014	27.0	12.7	(1.7)	(2.1)	0.5	(0.4)
	Financial year ended	63.4	33.6	(16.0)	(14.2)	(1.8)	13.8
Profit/(loss) before non-recurring items	December 2014	49.9	(13.6)	19.0	17.2	1.8	11.1
	September 2014	64.8	(18.9)	25.0	25.6	(0.7)	8.0
	Financial year ended	250.0	(59.9)	111.8	105.0	7.0	69.0
Non-recurring items	December 2014	(39.6)	(9.6)	(5.0)	(4.9)	(0.1)	-
	September 2014	(15.1)	(11.6)	(2.4)	(1.5)	(0.9)	-
	Financial year ended	(85.2)	(23.1)	(24.8)	(21.3)	(3.5)	(2.6)
Net profit/(loss)	December 2014	10.3	(23.2)	14.0	12.3	1.7	11.1
	September 2014	49.7	(30.6)	22.5	24.1	(1.6)	7.8
	Financial year ended	164.8	(83.0)	87.1	83.7	3.4	66.5
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items	December 2014	45.7	(16.5)	16.5	15.1	1.4	11.6
	September 2014	56.9	(22.4)	21.1	22.8	(1.7)	7.8
	Financial year ended	227.7	(66.9)	99.3	94.1	5.2	67.9
Capital expenditure	December 2014	(168.8)	(29.6)	(53.3)	(51.5)	(1.8)	(12.1)
	September 2014	(144.2)	(17.8)	(45.0)	(42.3)	(2.7)	(11.9)
	Financial year ended	(607.3)	(91.9)	(190.1)	(174.1)	(16.0)	(51.0)

Average exchange rates were US$1 = R11.18 and US$1 = R10.71 for the December 2014 and September 2014 quarters respectively.

The Australian/US dollar exchange rates were A$1 = US$0.86 and A$1 = US$0.93 for the December 2014 and September 2014 quarters respectively.

Segmental operating and financial results

UNITED STATES DOLLARS		Australia Region#					AUSTRALIAN DOLLARS[1]					SOUTH AFRICAN RAND[2]
		Australia					Australia Region#					South Africa Region
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**December 2014**	**1,771**	**974**	**329**	**116**	**352**	**1,771**	**974**	**329**	**116**	**352**	**394**
	September 2014	1,973	1,157	320	136	360	1,973	1,157	320	136	360	247
	Financial year ended	7,796	4,553	1,246	525	1,472	7,796	4,553	1,246	525	1,472	1,323
Yield (grams per tonne)	**December 2014**	**4.5**	**2.9**	**6.9**	**4.2**	**6.9**	**4.5**	**2.9**	**6.9**	**4.2**	**6.9**	**3.8**
	September 2014	4.2	2.4	7.0	5.1	7.4	4.2	2.4	7.0	5.1	7.4	5.3
	Financial year ended	4.1	2.4	6.8	5.0	6.7	4.1	2.4	6.8	5.0	6.7	4.7
Gold produced (000 managed equivalent ounces)	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**1,508**
	September 2014	268.8	88.7	72.2	22.3	85.6	268.8	88.7	72.2	22.3	85.6	1,298
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	1,031.1	361.7	270.7	83.6	315.2	6,237
Gold sold (000 managed equivalent ounces)	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**1,508**
	September 2014	268.8	88.7	72.2	22.3	85.6	268.8	88.7	72.2	22.3	85.6	1,298
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	1,031.1	361.7	270.7	83.6	315.2	6,237
Gold price received (dollar per equivalent ounce)	**December 2014**	**1,215**	**1,208**	**1,208**	**1,178**	**1,233**	**1,417**	**1,409**	**1,403**	**1,413**	**1,439**	**432,290**
	September 2014	1,284	1,291	1,290	1,300	1,268	1,381	1,387	1,389	1,397	1,365	441,520
	Financial year ended	1,268	1,268	1,265	1,270	1,268	1,404	1,405	1,401	1,407	1,405	441,981
Operating costs (dollar per tonne)	**December 2014**	**97**	**73**	**119**	**160**	**122**	**114**	**86**	**140**	**187**	**143**	**1,560**
	September 2014	93	61	148	153	122	100	66	159	166	131	2,577
	Financial year ended	94	64	139	156	124	104	71	154	173	137	2,007
All-in-sustaining costs (dollar per ounce)	**December 2014**	**930**	**860**	**979**	**1,433**	**868**	**1,089**	**1,023**	**1,135**	**1,673**	**1,009**	**589,565**
	September 2014	990	1,149	953	1,224	792	1,065	1,235	1,025	1,316	852	616,306
	Financial year ended	1,015	1,164	990	1,222	809	1,124	1,289	1,096	1,353	896	538,254
Total all-in-cost (dollar per ounce)	**December 2014**	**930**	**860**	**979**	**1,433**	**868**	**1,089**	**1,023**	**1,135**	**1,673**	**1,009**	**642,948**
	September 2014	990	1,149	953	1,224	792	1,065	1,235	1,025	1,316	852	658,383
	Financial year ended	1,015	1,164	990	1,222	809	1,124	1,289	1,096	1,353	896	602,363
Financial Results ($ million)												
Revenue	**December 2014**	**316.1**	**112.3**	**88.5**	**18.3**	**96.8**	**368.6**	**131.0**	**102.8**	**21.9**	**112.9**	**654.9**
	September 2014	345.1	114.5	93.2	29.0	108.5	371.3	123.1	100.4	31.1	116.8	574.0
	Financial year ended	1,307.3	458.8	342.5	106.2	399.8	1,447.7	508.1	379.3	117.6	442.8	2,756.7
Net operating costs	**December 2014**	**(156.5)**	**(51.4)**	**(45.6)**	**(18.3)**	**(41.1)**	**(184.0)**	**(61.3)**	**(53.0)**	**(21.5)**	**(48.2)**	**(618.0)**
	September 2014	(183.9)	(69.6)	(46.4)	(21.6)	(46.2)	(197.6)	(74.6)	(50.0)	(23.3)	(49.7)	(637.3)
	Financial year ended	(721.2)	(282.3)	(172.6)	(83.6)	(182.6)	(798.8)	(312.7)	(191.3)	(92.6)	(202.3)	(2,656.5)
– Operating costs	**December 2014**	**(172.3)**	**(71.5)**	**(39.3)**	**(18.5)**	**(43.1)**	**(201.4)**	**(83.3)**	**(46.0)**	**(21.7)**	**(50.3)**	**(618.0)**
	September 2014	(183.0)	(70.9)	(47.3)	(20.9)	(43.9)	(196.7)	(76.1)	(50.9)	(22.5)	(47.1)	(637.3)
	Financial year ended	(729.8)	(292.3)	(173.0)	(81.9)	(182.6)	(808.2)	(323.7)	(191.6)	(90.7)	(202.3)	(2,656.5)
– Gold inventory change	**December 2014**	**15.8**	**20.1**	**(6.4)**	**0.2**	**1.9**	**17.4**	**22.0**	**(6.9)**	**0.2**	**2.1**	**-**
	September 2014	(0.9)	1.3	0.8	(0.7)	(2.3)	(0.9)	1.5	0.9	(0.8)	(2.5)	-
	Financial year ended	8.4	9.9	0.3	(1.7)	-	9.4	11.0	0.3	(1.9)	-	-
Operating profit/(loss)	**December 2014**	**159.5**	**60.9**	**42.8**	**-**	**55.6**	**184.6**	**69.7**	**49.8**	**0.4**	**64.7**	**36.9**
	September 2014	161.2	44.9	46.8	7.4	62.3	173.8	48.4	50.4	7.8	67.1	(63.3)
	Financial year ended	586.0	176.4	169.8	22.5	217.2	648.9	195.4	188.0	25.1	240.5	100.2
Amortisation of mining assets	**December 2014**	**(91.9)**					**(106.5)**					**(196.7)**
	September 2014	(72.8)					(78.0)					(201.3)
	Financial year ended	(338.1)					(374.4)					(806.2)
Net operating profit/(loss)	**December 2014**	**67.7**					**78.1**					**(159.8)**
	September 2014	88.3					95.8					(264.6)
	Financial year ended	248.0					274.5					(706.0)
Other expenses	**December 2014**	**(22.4)**					**(25.2)**					**(91.7)**
	September 2014	(7.1)					(7.6)					(71.7)
	Financial year ended	(43.4)					(48.0)					(292.4)
Profit/(loss) before royalties and taxation	**December 2014**	**45.2**					**52.9**					**(251.5)**
	September 2014	81.4					88.1					(336.3)
	Financial year ended	204.6					226.5					(998.4)
Royalties, mining and income taxation	**December 2014**	**(11.7)**					**(14.1)**					**98.8**
	September 2014	(30.5)					(33.0)					133.3
	Financial year ended	(75.4)					(83.4)					350.2
– Normal taxation	**December 2014**	**(36.7)**					**(41.3)**					**-**
	September 2014	(38.2)					(41.6)					-
	Financial year ended	(74.9)					(82.9)					-
– Royalties	**December 2014**	**(7.6)**					**(8.8)**					**(3.3)**
	September 2014	(8.7)					(9.4)					(2.9)
	Financial year ended	(32.6)					(36.0)					(13.8)
– Deferred taxation	**December 2014**	**32.6**					**36.0**					**102.1**
	September 2014	16.3					18.0					136.2
	Financial year ended	32.1					35.5					364.0
Profit/(loss) before non-recurring items	**December 2014**	**33.5**					**38.8**					**(152.7)**
	September 2014	50.8					55.1					(203.0)
	Financial year ended	129.2					143.1					(648.2)
Non-recurring items	**December 2014**	**(25.0)**					**(27.6)**					**(105.7)**
	September 2014	(1.0)					(1.2)					(124.6)
	Financial year ended	(34.7)					(38.4)					(249.5)
Net profit/(loss)	**December 2014**	**8.6**					**11.2**					**(258.4)**
	September 2014	49.8					54.0					(327.6)
	Financial year ended	94.5					104.7					(897.7)
Net profit/(loss) excluding gains and losses on foreign exchange, financial and non-recurring items	**December 2014**	**34.2**					**36.7**					**(185.2)**
	September 2014	50.4					54.2					(327.6)
	Financial year ended	127.3					136.8					(723.9)
Capital expenditure	**December 2014**	**(73.8)**	**(23.7)**	**(22.9)**	**(3.2)**	**(24.0)**	**(85.5)**	**(28.0)**	**(26.5)**	**(3.7)**	**(27.3)**	**(327.8)**
	September 2014	(69.3)	(27.1)	(19.3)	(4.7)	(17.9)	(74.5)	(29.1)	(20.7)	(5.1)	(19.4)	(190.9)
	Financial year ended	(274.4)	(117.5)	(83.4)	(14.7)	(58.9)	(304.1)	(130.1)	(92.3)	(16.3)	(65.2)	(993.9)

 # As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1] For Australia, all financial numbers are in Australian dollar.

[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in-costs

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region	West Africa Region			South America
					Ghana		Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	December 2014	(406.5)	(55.0)	(134.8)	(89.3)	(45.4)	(44.5)
	September 2014	(423.7)	(59.4)	(144.7)	(100.1)	(44.6)	(36.5)
	Financial year ended	(1,685.0)	(245.5)	(551.4)	(373.9)	(177.6)	(158.2)
Gold inventory change	December 2014	1.7	-	(1.2)	0.1	(1.3)	(12.9)
	September 2014	9.4	-	0.2	3.0	(2.8)	10.0
	Financial year ended	7.2	-	0.2	2.3	(2.1)	(1.5)
Royalties	December 2014	(20.8)	(0.3)	(10.9)	(8.0)	(2.9)	(2.0)
	September 2014	(21.6)	(0.3)	(11.7)	(8.9)	(2.7)	(1.0)
	Financial year ended	(86.1)	(1.3)	(46.5)	(35.3)	(11.2)	(5.8)
Realised gains/losses on commodity cost hedges	December 2014	(0.6)	-	-	-	-	-
	September 2014	-	-	-	-	-	-
	Financial year ended	(0.3)	-	-	-	-	-
Community/social responsibility costs	December 2014	(3.8)	(1.1)	0.2	0.2	-	(2.9)
	September 2014	(3.5)	(1.1)	(0.6)	(0.5)	(0.1)	(1.8)
	Financial year ended	(12.3)	(3.9)	(1.4)	(1.2)	(0.2)	(7.0)
Non-cash remuneration – share-based payments	December 2014	(3.7)	(0.3)	(1.0)	(1.0)	-	(0.2)
	September 2014	(6.2)	(0.7)	(1.1)	(1.1)	-	(0.7)
	Financial year ended	(26.0)	(2.8)	(4.8)	(4.2)	(0.6)	(2.6)
Cash remuneration (long-term employee benefits)	December 2014	(1.9)	(0.1)	(0.5)	(0.4)	(0.1)	(0.2)
	September 2014	(2.9)	(0.2)	(0.6)	(0.5)	-	(0.5)
	Financial year ended	(8.7)	(0.6)	(1.7)	(1.5)	(0.2)	(1.2)
Other	December 2014	(4.3)	-	-	-	-	-
	September 2014	(1.8)	-	-	-	-	-
	Financial year ended	(10.6)	-	-	-	-	-
By-product credits	December 2014	50.4	0.1	0.1	-	0.1	49.9
	September 2014	37.4	0.1	0.3	0.3	-	36.6
	Financial year ended	184.5	0.5	0.6	0.5	0.1	182.1
Rehabilitation amortisation and interest	December 2014	(6.1)	(0.5)	(2.4)	(2.1)	(0.3)	(2.3)
	September 2014	(6.2)	(0.4)	(2.6)	(2.3)	(0.3)	(0.8)
	Financial year ended	(25.5)	(1.8)	(10.1)	(9.0)	(1.1)	(3.3)
Sustaining capital expenditure	December 2014	(161.2)	(22.4)	(53.3)	(51.5)	(1.8)	(12.1)
	September 2014	(139.1)	(12.7)	(45.0)	(42.3)	(2.7)	(11.9)
	Financial year ended	(570.4)	(54.9)	(190.1)	(174.1)	(16.0)	(51.0)
All-in sustaining costs[2]	December 2014	(556.9)	(79.6)	(203.7)	(152.0)	(51.7)	(25.7)
	September 2014	(558.2)	(74.7)	(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,232.9)	(310.3)	(805.1)	(596.5)	(208.9)	(48.5)
Exploration, feasibility and evaluation costs	December 2014	(4.5)	-	-	-	-	-
	September 2014	(6.4)	-	-	-	-	-
	Financial year ended	(34.6)	-	-	-	-	-
Non sustaining capital expenditure	December 2014	(8.7)	(7.2)	-	-	-	-
	September 2014	(5.1)	(5.1)	-	-	-	-
	Financial year ended	(38.5)	(37.0)	-	-	-	-
Total all-in cost[3]	December 2014	(570.2)	(86.8)	(203.7)	(152.0)	(51.7)	(25.7)
	September 2014	(569.7)	(79.8)	(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,306.0)	(347.2)	(805.1)	(596.5)	(208.9)	(48.5)
Total all-in sustaining cost	December 2014	(556.9)	(79.6)	(203.7)	(152.0)	(51.7)	(25.7)
	September 2014	(558.2)	(74.7)	(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,232.9)	(310.3)	(805.1)	(596.5)	(208.9)	(48.5)
Gold only ounces sold – (000 ounces)	December 2014	544.5	48.5	180.9	133.1	47.8	54.9
	September 2014	519.8	41.7	182.0	139.2	42.8	27.3
	Financial year ended	2,121.4	200.5	736.0	558.3	177.8	153.6
AISC per ounce of gold sold US$/oz	December 2014	1,023	1,640	1,126	1,142	1,082	468
	September 2014	1,074	1,790	1,131	1,096	1,245	245
	Financial year ended	1,053	1,548	1,094	1,068	1,175	316
Total all-in cost	December 2014	(570.2)	(86.8)	(203.7)	(152.0)	(51.7)	(25.7)
	September 2014	(569.7)	(79.8)	(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,306.0)	(347.2)	(805.1)	(596.5)	(208.9)	(48.5)
Gold only ounces sold – (000 ounces)	December 2014	544.5	48.5	180.9	133.1	47.8	54.9
	September 2014	519.8	41.7	182.0	139.2	42.8	27.3
	Financial year ended	2,121.4	200.5	736.0	558.3	177.8	153.6
AIC per ounce of gold sold US$/oz	December 2014	1,047	1,789	1,126	1,142	1,082	468
	September 2014	1,096	1,912	1,131	1,096	1,245	245
	Financial year ended	1,087	1,732	1,094	1,068	1,175	316

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[2] *All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.*

[3] *Total all-in costs – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.*

All-in-costs

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					
		Australia					GIP and Corporate
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
Operating costs[1]	**December 2014**	**(172.3)**	**(71.5)**	**(39.3)**	**(18.5)**	**(43.1)**	**-**
	September 2014	(183.0)	(70.9)	(47.3)	(20.9)	(43.9)	-
	Financial year ended	(729.8)	(292.3)	(173.0)	(81.9)	(182.6)	-
Gold inventory change	**December 2014**	**15.8**	**20.1**	**(6.4)**	**0.2**	**1.9**	**-**
	September 2014	(0.9)	1.3	0.8	(0.7)	(2.3)	-
	Financial year ended	8.4	9.9	0.3	(1.7)	-	-
Royalties	**December 2014**	**(7.6)**	**(2.8)**	**(2.3)**	**(0.5)**	**(2.0)**	**-**
	September 2014	(8.7)	(2.9)	(2.3)	(0.7)	(2.8)	-
	Financial year ended	(32.6)	(11.6)	(8.3)	(2.7)	(10.0)	-
Realised gains/losses on commodity cost hedges	**December 2014**	**(0.6)**	**(0.3)**	**-**	**-**	**(0.3)**	**-**
	September 2014	-	(0.1)	0.1	-	-	-
	Financial year ended	(0.3)	(0.1)	0.1	-	(0.3)	-
Community/social responsibility costs	**December 2014**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2014	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-
Non-cash remuneration – share-based payments	**December 2014**	**(0.9)**	**(0.4)**	**(0.2)**	**(0.1)**	**(0.2)**	**(1.3)**
	September 2014	(1.3)	(0.6)	(0.3)	(0.1)	(0.3)	(2.4)
	Financial year ended	(5.5)	(2.7)	(1.3)	(0.5)	(1.0)	(10.2)
Cash remuneration (long-term employee benefits)	**December 2014**	**(0.6)**	**(0.2)**	**(0.2)**	**(0.1)**	**(0.1)**	**(0.4)**
	September 2014	(1.1)	(0.5)	(0.2)	(0.1)	(0.3)	(0.6)
	Financial year ended	(3.0)	(1.2)	(0.7)	(0.4)	(0.7)	(2.1)
Other	**December 2014**	**-**	**-**	**-**	**-**	**-**	**(4.3)**
	September 2014	-	-	-	-	-	(1.8)
	Financial year ended	-	-	-	-	-	(10.6)
By-product credits	**December 2014**	**0.3**	**0.1**	**-**	**0.1**	**-**	**-**
	September 2014	0.4	0.1	0.1	0.1	0.1	-
	Financial year ended	1.3	0.5	0.3	0.3	0.1	-
Rehabilitation amortisation and interest	**December 2014**	**(2.3)**	**(1.3)**	**(0.5)**	**(0.1)**	**(0.4)**	**-**
	September 2014	(2.3)	(1.3)	(0.5)	(0.1)	(0.4)	-
	Financial year ended	(10.3)	(6.1)	(2.0)	(0.5)	(1.7)	-
Sustaining capital expenditure	**December 2014**	**(73.6)**	**(23.7)**	**(22.9)**	**(3.2)**	**(24.0)**	**-**
	September 2014	(69.3)	(27.1)	(19.3)	(4.7)	(17.9)	-
	Financial year ended	(274.4)	(117.5)	(83.4)	(14.7)	(58.9)	-
All-in sustaining costs[2]	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(6.0)**
	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(4.8)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(22.9)
Exploration, feasibility and evaluation costs	**December 2014**	**-**	**-**	**-**	**-**	**-**	**(4.5)**
	September 2014	-	-	-	-	-	(6.4)
	Financial year ended	-	-	-	-	-	(34.6)
Non sustaining capital expenditure	**December 2014**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2014	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-
Total all-in cost[3]	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(12.0)**
	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(11.2)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(59.0)
Total all-in sustaining cost	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(6.0)**
	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(4.8)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(22.9)
Gold only ounces sold – (000 ounces)	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**-**
	September 2014	268.8	88.7	72.2	22.3	85.6	-
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	-
AISC per ounce of gold sold US$/oz	**December 2014**	**930**	**860**	**979**	**1,433**	**868**	**-**
	September 2014	990	1,149	953	1,224	792	-
	Financial year ended	1,015	1,164	990	1,222	809	-
Total all-in cost	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(12.0)**
	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(11.2)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(59.0)
Gold only ounces sold – (000 ounces)	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**-**
	September 2014	268.8	88.7	72.2	22.3	85.6	-
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	-
AIC per ounce of gold sold US$/oz	**December 2014**	**930**	**860**	**979**	**1,433**	**868**	**-**
	September 2014	990	1,149	953	1,224	792	-
	Financial year ended	1,015	1,164	990	1,222	809	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region	West Africa Region				South America
						Ghana		Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**December 2014**	**(556.9)**	**(79.6)**		**(203.7)**	**(152.0)**	**(51.7)**	**(25.7)**
(per table on page 26)	September 2014	(558.2)	(74.7)		(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,232.9)	(310.3)		(805.1)	(596.5)	(208.9)	(48.5)
Add back by-product credits	**December 2014**	**(50.4)**	**(0.1)**		**(0.1)**	**-**	**(0.1)**	**(49.9)**
	September 2014	37.4	0.1		0.3	0.3	-	36.6
	Financial year ended	(184.5)	(0.5)		(0.6)	(0.5)	(0.1)	(182.1)
All-in sustaining costs gross	**December 2014**	**(607.3)**	**(79.7)**		**(203.8)**	**(152.0)**	**(51.8)**	**(75.6)**
of by-product credits	September 2014	(595.6)	(74.8)		(206.1)	(152.9)	(53.2)	(43.3)
	Financial year ended	(2,417.4)	(310.8)		(805.7)	(597.0)	(209.0)	(230.6)
Gold equivalent ounces sold	**December 2014**	**600.5**	**48.5**		**180.9**	**133.1**	**47.8**	**110.9**
	September 2014	552.8	41.7		182.0	139.2	42.8	60.3
	Financial year ended	2,296.2	200.5		736.0	558.3	177.8	328.6
AISC gross of by-product	**December 2014**	**1,011**	**1,642**		**1,127**	**1,142**	**1,084**	**682**
credits per equivalent ounce	September 2014	1,077	1,792		1,133	1,098	1,245	718
of gold – US$/eq oz	Financial year ended	1,053	1,550		1,095	1,069	1,175	702
All-in costs	**December 2014**	**(570.2)**	**(86.8)**		**(203.7)**	**(152.0)**	**(51.7)**	**(25.7)**
(per table on page 26)	September 2014	(569.7)	(79.8)		(205.8)	(152.6)	(53.2)	(6.7)
	Financial year ended	(2,306.0)	(347.2)		(805.2)	(596.5)	(208.9)	(48.5)
Add back by-product credits	**December 2014**	**(50.4)**	**(0.1)**		**(0.1)**	**-**	**(0.1)**	**(49.9)**
	September 2014	37.4	0.1		0.3	0.3	-	36.6
	Financial year ended	(184.5)	(0.5)		(0.6)	(0.5)	(0.1)	(182.1)
All-in costs gross of by-product credits	**December 2014**	**(620.5)**	**(86.9)**		**(203.8)**	**(152.0)**	**(51.8)**	**(75.6)**
	September 2014	(607.1)	(79.9)		(206.1)	(152.9)	(53.2)	(43.3)
	Financial year ended	(2,490.5)	(347.7)		(805.7)	(597.0)	(209.0)	(230.6)
Gold equivalent ounces sold	**December 2014**	**600.5**	**48.5**		**180.9**	**133.1**	**47.8**	**110.9**
	September 2014	552.8	41.7		182.0	139.2	42.8	60.3
	Financial year ended	2,296.2	200.5		736.0	558.3	177.8	328.6
AIC gross of by-product	**December 2014**	**1,033**	**1,791**		**1,127**	**1,142**	**1,084**	**682**
credits per equivalent ounce	September 2014	1,098	1,914		1,133	1,098	1,245	718
of gold – US$/eq oz	Financial year ended	1,086	1,734		1,095	1,069	1,175	702

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(6.0)**
(per table on page 27)	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(4.8)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(22.9)
Add back by-product credits	**December 2014**	**(0.3)**	**(0.1)**	**-**	**(0.1)**	**-**	**-**
	September 2014	0.4	0.1	0.1	0.1	0.1	-
	Financial year ended	(1.3)	(0.5)	(0.3)	(0.3)	(0.1)	-
All-in sustaining costs gross	**December 2014**	**(242.2)**	**(80.1)**	**(71.8)**	**(22.3)**	**(68.2)**	**(6.0)**
of by-product credits	September 2014	(266.6)	(102.0)	(69.0)	(27.4)	(67.9)	(4.8)
	Financial year ended	(1,047.5)	(421.5)	(268.3)	(102.5)	(255.2)	(22.9)
Gold equivalent ounces sold	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**-**
	September 2014	268.8	88.7	72.2	22.3	85.6	-
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	-
AISC gross of by-product	**December 2014**	**931**	**861**	**980**	**1,438**	**869**	**-**
credits per equivalent ounce	September 2014	992	1,150	955	1,228	793	-
of gold – US$/eq oz	Financial year ended	1,016	1,165	991	1,225	810	-
All-in costs	**December 2014**	**(241.9)**	**(79.9)**	**(71.7)**	**(22.2)**	**(68.1)**	**(12.0)**
(per table on page 27)	September 2014	(266.2)	(101.9)	(68.9)	(27.3)	(67.8)	(11.2)
	Financial year ended	(1,046.3)	(421.0)	(267.9)	(102.2)	(255.1)	(59.0)
Add back by-product credits	**December 2014**	**(0.3)**	**(0.1)**	**-**	**(0.1)**	**-**	**-**
	September 2014	0.4	0.1	0.1	0.1	0.1	-
	Financial year ended	(1.3)	(0.5)	(0.3)	(0.3)	(0.1)	-
All-in costs gross of by-	**December 2014**	**(242.2)**	**(80.1)**	**(71.8)**	**(22.3)**	**(68.2)**	**(12.0)**
product credits	September 2014	(266.6)	(101.9)	(69.0)	(27.3)	(67.8)	(11.2)
	Financial year ended	(1,047.5)	(421.5)	(268.3)	(102.5)	(255.2)	(59.0)
Gold equivalent ounces sold	**December 2014**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**	**-**
	September 2014	268.8	88.7	72.2	22.3	85.6	-
	Financial year ended	1,031.1	361.7	270.7	83.6	315.2	-
AIC gross of by-product	**December 2014**	**931**	**861**	**980**	**1,438**	**869**	**-**
credits per equivalent ounce	September 2014	992	1,150	955	1,228	793	-
of gold – US$/eq oz	Financial year ended	1,016	1,165	991	1,225	810	-

Underground and surface

US dollar, imperial ounces with metric tonnes and grade

		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa#	Damang	Cerro Corona	Total	St Ives#	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)												
– underground	**December 2014**	**1,585**	**309**	**-**	**-**	**-**	**-**	**1,276**	**479**	**329**	**116**	**352**
ore	September 2014	1,546	235	-	-	-	-	1,311	495	320	136	360
	Financial year ended	6,485	1,176	-	-	-	-	5,309	2,080	1,233	525	1,472
– underground	**December 2014**	**28**	**28**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
waste	September 2014	12	12	-	-	-	-	-	-	-	-	-
	Financial year ended	90	90	-	-	-	-	-	-	-	-	-
– surface ore	**December 2014**	**6,673**	**57**	**4,457**	**3,381**	**1,076**	**1,664**	**495**	**495**	**-**	**-**	**-**
	September 2014	6,688	-	4,337	3,400	937	1,689	662	662	-	-	-
	Financial year ended	26,938	57	17,597	13,553	4,044	6,797	2,487	2,473	13	-	-
– total milled	**December 2014**	**8,286**	**394**	**4,457**	**3,381**	**1,076**	**1,664**	**1,771**	**974**	**329**	**116**	**352**
	September 2014	8,246	247	4,337	3,400	937	1,689	1,973	1,157	320	136	360
	Financial year ended	33,513	1,323	17,597	13,553	4,044	6,797	7,796	4,553	1,246	525	1,472
Yield (grams per tonne)												
– underground	**December 2014**	**5.3**	**4.8**	**-**	**-**	**-**	**-**	**5.5**	**3.8**	**6.9**	**4.1**	**6.9**
ore	September 2014	5.7	5.5	-	-	-	-	5.8	4.1	7.0	5.1	7.4
	Financial year ended	5.3	5.3	-	-	-	-	5.4	3.7	6.8	5.0	6.7
– underground	**December 2014**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
waste	September 2014	-	-	-	-	-	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**December 2014**	**1.4**	**0.1**	**1.2**	**1.2**	**1.4**	**1.6**	**2.1**	**2.1**	**-**	**-**	**-**
	September 2014	1.3	-	1.3	1.2	1.4	1.6	1.0	1.0	-	-	-
	Financial year ended	1.3	0.1	1.3	1.3	1.4	1.5	1.3	1.3	2.1	-	-
– combined	**December 2014**	**2.1**	**3.8**	**1.2**	**1.2**	**1.4**	**1.6**	**4.5**	**2.9**	**6.9**	**4.2**	**6.9**
	September 2014	2.1	5.3	1.3	1.3	1.4	1.6	4.2	2.3	7.0	5.1	7.4
	Financial year ended	2.1	4.7	1.2	1.2	1.4	1.5	4.1	2.4	6.8	5.0	6.7
Gold produced (000 ounces)												
– underground	**December 2014**	**273.8**	**48.3**	**-**	**-**	**-**	**-**	**225.5**	**58.2**	**73.2**	**15.5**	**78.4**
ore	September 2014	286.5	41.7	-	-	-	-	244.7	64.5	72.2	22.3	85.6
	Financial year ended	1,119.1	200.3	-	-	-	-	918.8	250.3	269.7	83.6	315.2
– underground	**December 2014**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
waste	September 2014	-	-	-	-	-	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**December 2014**	**300.4**	**0.2**	**180.9**	**133.1**	**47.8**	**84.6**	**34.7**	**34.7**	**-**	**-**	**-**
	September 2014	290.8	-	182.0	139.2	42.8	84.7	24.2	24.2	-	-	-
	Financial year ended	1,175.0	0.2	736.0	558.3	177.8	326.6	112.3	111.4	1.0	-	-
– total	**December 2014**	**574.2**	**48.5**	**180.9**	**133.1**	**47.8**	**84.6**	**260.2**	**93.0**	**73.2**	**15.5**	**78.5**
	September 2014	577.3	41.7	182.0	139.2	42.8	84.7	268.8	88.7	72.2	22.3	85.6
	Financial year ended	2,294.2	200.5	736.0	558.3	177.8	326.6	1,031.1	361.7	270.7	83.6	315.2
Operating costs (dollar per tonne)												
– underground	**December 2014**	**130**	**163**	**-**	**-**	**-**	**-**	**118**	**104**	**119**	**160**	**122**
	September 2014	142	241	-	-	-	-	122	96	148	153	122
	Financial year ended	137	194	-	-	-	-	121	101	135	156	124
– surface	**December 2014**	**53**	**3**	**30**	**26**	**42**	**27**	**348**	**43**	**-**	**-**	**-**
	September 2014	31	-	33	29	48	22	35	35	-	-	-
	Financial year ended	30	3	31	28	44	23	36	33	542	-	-
– total	**December 2014**	**49**	**139**	**30**	**26**	**42**	**27**	**97**	**73**	**119**	**160**	**122**
	September 2014	51	241	33	29	48	22	93	61	148	153	122
	Financial year ended	50	186	31	28	44	23	94	64	139	156	124

December quarter includes 2,500 ounces and 1,700 ounces at Tarkwa and St Ives respectively, from rinsing inventory at the heap leach operations.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za

North America

Willie Jacobsz
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas] +44 20 8639 3399

Fax: +44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Website

www.goldfields.com

Listings

JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors

CA Carolus (*Chair*) ° N J Holland *• *(Chief Executive Officer)* P A Schmidt • *(Chief Financial Officer)*
K Ansah # A R Hill ≠° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °

* British # Ghanaian ≠ Canadian
° Independent Director • Non-independent Director

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of exploration and development activities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of work stoppages related to health and safety incidents;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
- changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 12 February 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer